UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: November 26, 2012
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (800) 450-7260	39-0715160

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On November 26, 2012, Wisconsin Public Service Corporation (the "Company") agreed to sell $300,000,000 aggregate principal amount of its Senior Notes, 3.671% Series Due December 1, 2042 (the "Senior Notes"), in a public offering through J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Scotia Capital (USA) Inc.; Wells Fargo Securities, LLC; Fifth Third Securities, Inc.; Mizuho Securities USA Inc.; PNC Capital Markets LLC; and Wedbush Securities Inc. The closing for the sale of the Senior Notes is scheduled for December 3, 2012. The Senior Notes are registered with the Securities and Exchange Commission on a Registration Statement on Form S-3 (Registration No. 333-177682). In connection with the offering of the Senior Notes, final versions of the following are filed herewith: (1) the Underwriting Agreement, dated November 26, 2012, by and among the Company and J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Scotia Capital (USA) Inc.; and Wells Fargo Securities, LLC, for themselves and as representatives of the other underwriters named therein; (2) the Ninth Supplemental Indenture, dated December 1, 2012, by and between the Company and U.S. Bank National Association, as successor trustee, creating the Senior Notes; and (3) the 43rd Supplemental Indenture, dated December 1, 2012, by and between the Company and U.S. Bank National Association, as successor trustee, creating the Company's First Mortgage Bonds, Collateral Series I, which are being pledged as security for the Senior Notes.

Item 9.01   Financial Statements and Exhibits

    (a)   Not applicable

    (b)   Not applicable

    (c)   Not applicable

    (d)   <u>Exhibits</u>. The following exhibits are being filed herewith:

        1   Underwriting Agreement, dated November 26, 2012, by and among Wisconsin Public Service Corporation and J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Scotia Capital (USA) Inc.; and Wells Fargo Securities, LLC, for themselves and as representatives of the other underwriters named therein.

        4.1   Ninth Supplemental Indenture, dated December 1, 2012, by and between Wisconsin Public Service Corporation and U.S. Bank National Association (successor to Firstar Bank, National Association and Firstar Bank Milwaukee, N.A., National Association).

        4.2   43rd Supplemental Indenture, dated December 1, 2012, by and between Wisconsin Public Service Corporation and U.S. Bank National Association (successor to Firstar Bank, National Association, successor to Firstar Trust Company, formerly known as First Wisconsin Trust Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ William J. Guc
     William J. Guc
     Treasurer

Date: November 29, 2012

WISCONSIN PUBLIC SERVICE CORPORATION

Exhibit Index to Form 8-K
Dated November 26, 2012

Exhibit
Number

1   Underwriting Agreement, dated November 26, 2012, by and among Wisconsin Public Service
           Corporation and J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith
           Incorporated; Scotia Capital (USA) Inc.; and Wells Fargo Securities, LLC, for themselves and
           as representatives of the other underwriters named therein.

4.1   Ninth Supplemental Indenture, dated December 1, 2012, by and between Wisconsin Public
           Service Corporation and U.S. Bank National Association (successor to Firstar Bank, National
           Association and Firstar Bank Milwaukee, N.A., National Association).

4.2   43rd Supplemental Indenture, dated December 1, 2012, by and between Wisconsin Public
           Service Corporation and U.S. Bank National Association (successor to Firstar Bank, National
           Association, successor to Firstar Trust Company, formerly known as First Wisconsin Trust
           Company).

Exhibit 1

WISCONSIN PUBLIC SERVICE CORPORATION

SENIOR NOTES, 3.671% SERIES DUE DECEMBER 1, 2042

UNDERWRITING AGREEMENT

November 26, 2012

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
   Incorporated
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC
  as Representatives of the
  several Underwriters listed
  on Schedule II hereto
c/o J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Ladies and Gentlemen:

       Wisconsin Public Service Corporation, a corporation organized under the laws of Wisconsin (the "Company"), proposes to issue and sell to the several underwriters named in Schedule II hereto (the "Underwriters"), for whom you are acting as representatives (the "Representatives"), the principal amount of its senior debt securities identified in Schedule I hereto (the "Senior Notes"), to be issued under an Indenture dated as of December 1, 1998, between the Company and U.S. Bank National Association (as successor to Firstar Bank Milwaukee, N.A.), as trustee (the "Senior Trustee"), as amended and supplemented to the date hereof (the "Original Senior Indenture") and to be further supplemented by the Ninth Supplemental Indenture dated as of December 1, 2012, creating the series in which the Senior Notes are to be issued (the "Supplemental Indenture to the Senior Indenture"). The term "Senior Indenture," as used herein, means the Original Senior Indenture as supplemented by the Supplemental Indenture to the Senior Indenture. To the extent there are no additional Underwriters listed on Schedule II other than you, the term Representatives as used herein shall mean you, as Underwriters.

       Until the Release Date (as defined in the Senior Indenture), the Senior Notes will be secured as to payment of principal and interest by the Company's First Mortgage Bonds, Collateral Series I (the "Collateral Bonds"), issued under and ratably secured by the First Mortgage and Deed of Trust dated January 1, 1941 between the Company and U.S. Bank National Association (the successor to First Wisconsin Trust Company), as Trustee (the "Mortgage Trustee"), as amended and supplemented to the date hereof (as so amended and supplemented, the "Original Mortgage Indenture") and to be further supplemented by the 43rd

Supplemental Indenture thereto creating the Collateral Bonds (the "Supplemental Indenture to the Mortgage Indenture"). The term "Mortgage Indenture," as used herein, means the Original Mortgage Indenture, as supplemented by the Supplemental Indenture to the Mortgage Indenture. The Collateral Bonds will be issued, pledged and delivered to the Senior Trustee by the Company concurrently with the issue and delivery of the Senior Notes.

Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the Exchange Act on or before, in the case of the Registration Statement, the Time of Sale (as defined below), or, in the case of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, the applicable issue date, and any reference herein to the terms "amend", "amendment" or "supplement" shall be deemed to refer to and include the filing of any document under the Exchange Act after the Time of Sale, with respect to the Registration Statement, or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, that is deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information which is "contained," "included," "set forth" or "stated" in the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that are or are deemed to be incorporated by reference in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, or the Final Prospectus, as the case may be. Certain terms used herein are defined in Section 19 hereof.

1. **_Representations and Warranties_**. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a) *Filing Status; Filing and Effectiveness of Registration Statement*. The Company meets the requirements for use of Form S-3 under the Act and has prepared and filed with the Commission a registration statement on Form S-3 (the file number of which is set forth in Schedule I hereto), including a related base prospectus, for registration under the Act of the offering and sale of the Senior Notes, from time to time, in accordance with Rule 415. The Company has filed with the Commission such amendments thereto, if any, as may have been required prior to the date hereof. Such registration statement, if and as amended, has been declared effective by the Commission. The Company is not and was not an "ineligible issuer," as defined under Rule 405, at the relevant times specified in the Act in connection with the offering of the Senior Notes. The Registration Statement meets the requirements set forth in Rule 415(a)(1)(x).

(b) *Time of Sale Information*. At or prior to the time when sales of the Senior Notes were first made (the "Time of Sale"), the Company prepared a Preliminary Prospectus, dated November 26, 2012, and each "free-writing prospectus" (as defined pursuant to Rule 405), if any, listed on Annex A hereto. Such Preliminary Prospectus and the free-writing prospectuses, if any, included on Annex A, are collectively referred to in this Agreement as the "Time of Sale Information."

(c)   *Final Prospectus*. Except to the extent the Representatives shall agree in writing to a modification, the Final Prospectus shall be in all substantive respects in the form furnished to you prior to the execution and delivery of this Agreement or, to the extent not completed as of such time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and the Time of Sale Information) as the Company has advised you, prior to such time, will be included or made therein.

(d)   *Preliminary Prospectus.* No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in any Preliminary Prospectus. The Preliminary Prospectus delivered to the Underwriters for use in connection with the offering of the Senior Notes was identical to the electronically transmitted copy thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T under the Act.

(e)   *Time of Sale Information*. The Time of Sale Information, at the Time of Sale, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in such Time of Sale Information. No statement of material fact included in the Final Prospectus has been omitted from the Time of Sale Information, and no statement of material fact included in the Time of Sale Information that is required to be included in the Final Prospectus has been omitted therefrom.

(f)   *Issuer Free Writing Prospectus.* The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405) that constitutes an offer to sell or solicitation of an offer to buy the Senior Notes (each such communication by the Company or its agents and representatives (other than a communication referred to in clauses (i), (ii) and (iii) below) an "Issuer Free Writing Prospectus") other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Act or Rule 134, (ii) the Preliminary Prospectus included in the Time of Sale Information, (iii) the Final Prospectus, (iv) the documents listed on Annex A hereto as constituting the Time of Sale Information, and (v) any electronic road show or other written communications, in each case approved in writing in advance by the Representatives. Each such Issuer Free Writing Prospectus complied in all material respects with the Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Act (to the extent required thereby)

and, when taken together with the Preliminary Prospectus filed prior to the first use of such Issuer Free Writing Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in any Issuer Free Writing Prospectus.

(g)   *Registration Statement and Final Prospectus.* The Company has not received, and has no notice of, any order preventing or suspending the effectiveness of the Registration Statement or instituting proceedings for that purpose or pursuant to Section 8A of the Act. On the Effective Date, the Registration Statement complied, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined below), the Final Prospectus (and any supplement thereto) will comply, in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder. On the Effective Date, at the Time of Sale and on the Closing Date, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the Effective Date and on the Closing Date the Senior Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date thereof and on the Closing Date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided, however*, that the Company makes no representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee or (ii) the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto).

(h)   *Incorporated Documents.* The documents incorporated by reference in the Registration Statement, the Time of Sale Information, and the Final Prospectus when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Exchange Act, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Time of Sale Information and the Final Prospectus, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i)   *Incorporation and Good Standing.* The Company has been duly incorporated and is validly existing as a corporation under the laws of the State of Wisconsin with power and authority (corporate and other) to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Final Prospectus; the Company has not filed Articles of Dissolution with the Department of Financial Institutions of the State of Wisconsin, and no grounds exist for the Department of Financial Institutions of the State of Wisconsin to dissolve such corporation administratively pursuant to the provisions of the Wisconsin Business Corporation Law; the Company is duly qualified to do business as a foreign corporation and is in good standing or active status as a foreign corporation under the laws of each jurisdiction which requires such qualification; the Company is a "public utility company," as such term was previously defined in the Public Utility Holding Company Act of 1935, as amended. The copies of the Company's articles of incorporation and by-laws incorporated by reference as exhibits to the Company's most recent Annual Report on Form 10-K are complete and correct as of the date hereof.

(j)   *Subsidiaries.* The Company has no subsidiaries which, either individually or considered in the aggregate as a single subsidiary, constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X.

(k)   *Ownership of Common Stock; Capitalization*.   All of the Company's issued and outstanding shares of common stock are owned, beneficially and of record, by Integrys Energy Group, Inc., a Wisconsin corporation ("Integrys"); the Company's authorized preferred stock is as set forth in the Registration Statement, Time of Sale Information, and Final Prospectus; except as set forth in the Registration Statement, Time of Sale Information and Final Prospectus, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock or ownership interests of the Company are outstanding.

(l)   *Material Contracts*.   There is no franchise, contract or other document of a character required to be described in the Registration Statement, Time of Sale Information and Final Prospectus, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required.

(m)   *Due Authorization*.   The Company has full right, power and authority to execute and deliver this Agreement, the Supplemental Indenture to the Senior Indenture, the Senior Notes, the Supplemental Indenture to the Mortgage Indenture and the Collateral Bonds (collectively, the "Transaction Documents") and to perform its obligations hereunder and thereunder, and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(n)   *Underwriting Agreement*.   This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms.

(o)   *Senior Indenture*. The Original Senior Indenture has been duly authorized, executed and delivered by the Company; the Supplemental Indenture to the Senior Indenture has been duly authorized by the Company and, on the Closing Date, will have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Senior Trustee, the Senior Indenture will be a valid and binding instrument enforceable against the Company in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium, or other laws affecting creditors' rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law (the "Bankruptcy Exceptions"); the Senior Indenture conforms in all material respects to the description thereof contained in the Final Prospectus.

(p)   *Senior Notes*. The Senior Notes have been duly authorized by the Company; on the Closing Date, the Senior Notes will have been duly executed by the Company, and when authenticated in accordance with the provisions of the Senior Indenture and delivered and paid for by the Underwriters pursuant to this Agreement, will constitute valid and legally binding obligations of the Company entitled to the benefits and security provided by the Senior Indenture and enforceable against the Company in accordance with their terms, subject, as to enforcement of remedies, to the Bankruptcy Exceptions; the Senior Notes conform in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(q)   *Mortgage Indenture*. The Original Mortgage Indenture has been duly authorized, executed and delivered by the Company; the Supplemental Indenture to the Mortgage Indenture has been duly authorized by the Company and, on the Closing Date, will have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Mortgage Trustee, the Mortgage Indenture will constitute a valid and binding instrument, enforceable against the Company in accordance with its terms, except as the same may be limited by the laws of the States of Wisconsin, Michigan and Iowa affecting the remedies for the enforcement of the security provided for therein (which laws do not make such remedies inadequate for the realization of the benefits of such security) and by the Bankruptcy Exceptions; the Mortgage Indenture conforms in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(r)   *Collateral Bonds*. The Collateral Bonds have been duly authorized by the Company and, when duly executed and authenticated in accordance with the provisions of the Mortgage Indenture and delivered to the Senior Trustee in the manner provided therein, will have been duly authorized, executed, authenticated and issued and will constitute valid and legally binding obligations of the Company, secured by the lien of, and entitled to the benefits provided by, the Mortgage Indenture, equally and ratably with all other bonds of the Company duly issued and outstanding under the Mortgage Indenture, and will be enforceable against the Company in accordance with their terms, except as the same may be limited by the laws of the States of Wisconsin, Michigan and Iowa affecting the remedies for the enforcement of the security provided for therein (which laws do not make such remedies inadequate for the realization of the benefits of such security) and by the Bankruptcy Exceptions; the Collateral

Bonds conform in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(s)   *Ownership of Properties*.   Each of the Company and its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted. The properties of the Company described under Item 2 of the Company's most recent Annual Report on Form 10-K are owned in fee simple either individually or jointly, as indicated in such annual report, or are held under valid leases, in each case subject only to the lien of the Mortgage Indenture and minor imperfections of titles and encumbrances, if any, which are not substantial in amount, do not materially detract from the value or marketability of the properties subject thereto, and do not materially impair the Company's operations.

(t)   *Investment Company Act*.   The Company is not and, after giving effect to the offering and sale of the Senior Notes and the application of the proceeds thereof as described in the Registration Statement, Time of Sale Information and Final Prospectus, will not be an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Investment Company Act").

(u)   *Regulatory Approvals*.   The Public Service Commission of Wisconsin has duly authorized the issuance and sale by the Company of the Senior Notes and the issuance and pledge of the Collateral Bonds on the terms set forth in the Registration Statement, Time of Sale Information, Final Prospectus and this Agreement, and such authorization is in force and effect and sufficient for the issuance and sale of the Senior Notes to the Underwriters and the issuance and pledge of the Collateral Bonds to the Senior Trustee. No other consent, approval, authorization, filing with or order of any court or other governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained under the Act and the Trust Indenture Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Senior Notes by the Underwriters in the manner contemplated herein and in the Registration Statement, Time of Sale Information and Final Prospectus.

(v)   *No Conflicts*. The execution and delivery of this Agreement, the Senior Indenture or the Supplemental Indenture to the Mortgage Indenture, the issue and sale of the Senior Notes, the issue and pledge of the Collateral Bonds, the consummation of any other of the transactions herein contemplated or the fulfillment of the terms hereof will not conflict with, or result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries (or constitute an event which with notice, lapse of time, or both would result in any breach, violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries) pursuant to (i) the charter or by-laws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject (other than the lien of the Mortgage Indenture), or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative

agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties.

(w)   *Absence of Registration Rights.*   No holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

(x)   *Financial Statements.*   The financial statements and the related notes thereto included or incorporated by reference in the Registration Statement, Time of Sale Information and Final Prospectus present fairly the financial condition, results of operations and cash flows of the Company and its consolidated subsidiary as of the dates and for the periods indicated, comply in all material respects with the applicable requirements of the Act and the Exchange Act, and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein); the supporting schedules included or incorporated by reference in the Registration Statement, Time of Sale Information and Final Prospectus present fairly the information required to be stated therein; and the other financial information included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus has been derived from the accounting records of the Company and its consolidated subsidiary and presents fairly the information shown thereby.   The selected financial data set forth under the caption "Summary Financial Information" in the Registration Statement, Time of Sale Information and Final Prospectus fairly present, on the basis stated in the Registration Statement, Time of Sale Information and Final Prospectus, the information included therein.   The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement, the Final Prospectus and the Time of Sale Information fairly presents the information called for in all material respects and is prepared in accordance with the Commission's rules and guidelines applicable thereto.

(y)   *Legal Proceedings.*   No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(z)   *No Violation or Default.*   Neither the Company nor any of its subsidiaries is in violation or default (nor has any event occurred which, with notice, lapse of time, or both would result in a violation or default) of (i) any provision of its charter or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, except for such violations or defaults which would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, or

(iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable.

(aa)   *Independent Accountants.*   Deloitte & Touche LLP, who have certified certain financial statements of the Company and its consolidated subsidiary and delivered their report with respect to the audited consolidated financial statements and schedules incorporated by reference in the Registration Statement, the Preliminary Prospectus and the Final Prospectus, is an independent registered public accounting firm with respect to the Company and its consolidated subsidiary within the meaning of the Act and the applicable published rules and regulations thereunder and under the applicable rules and regulations of the Public Company Accounting Oversight Board. The Company has complied and will comply with the Act and all applicable regulations under the Act and the Exchange Act with respect to the inclusion of the audit report of Deloitte & Touche LLP in the Company's most recent Annual Report on Form 10-K and the incorporation by reference of such Annual Report on Form 10-K in the Registration Statement, the Preliminary Prospectus and the Final Prospectus.

(bb)   *Taxes.*   The Company has filed all foreign, federal, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto)).

(cc)   *No Labor Disputes*.   No labor problem or dispute with the employees of the Company exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers, contractors or customers, that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(dd)   *Insurance.*   The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments

in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause, except for such claims which, if successfully denied, would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(ee)   *Licenses and Permits.*   The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state or foreign regulatory authorities necessary for the ownership or lease of their respective properties or the conduct of their respective businesses, and neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(ff)   *Disclosure Controls.*   The Company maintains an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(gg)   *Accounting Controls.*   The Company and its subsidiaries maintain systems of "internal control over financial reporting" (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including but not limited to, internal accounting controls sufficient to provide reasonable

assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company's independent auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data; and (ii) all fraud, if any, whether or not material, that involves management or other employees who have a role in the Company's internal controls; all material weaknesses, if any, in internal controls have been identified to the Company's independent auditors; since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and any related rules and regulations promulgated by the Commission, and the statements contained in each such certifications are complete and correct.

(hh)   *No Stabilization*.   The Company has not taken, directly or indirectly, any action designed to or which has constituted or which might reasonably be expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Senior Notes.

(ii)   *Compliance with Environmental Laws*.   The Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto). Except as set forth in the Registration Statement, Time of Sale Information and Final Prospectus, the Company has not been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, except in such instances which would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole.

(jj)   *Periodic Review of the Effect of Environmental Laws*.   In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).   On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(kk)   *Compliance with ERISA*.   (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is maintained, administered or contributed to by the Company or its subsidiaries for employees or former employees of the Company and its subsidiaries has been maintained in compliance in all material respects with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and (iii) for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no "accumulated funding deficiency" as defined in Section 412 of the Code has been incurred, whether or not waived.

(ll)   *No Material Adverse Effect*.   Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Final Prospectus, there has not been (i) any material adverse change, or any development which, in the Company's reasonable judgment, is likely to cause a material adverse change, in the business, properties, management or assets described or referred to in the Registration Statement, Time of Sale Information and Final Prospectus, or the results of operations, condition (financial or otherwise), business, management or operations of the Company and its subsidiaries taken as a whole, (ii) any transaction which is material to the Company or its subsidiaries, except transactions in the ordinary course of business or disclosed in the Registration Statement, Time of Sale Information and Final Prospectus, (iii) any obligation, direct or contingent, which is material to the Company and its subsidiaries taken as a whole, incurred by the Company or its subsidiaries, except obligations incurred in the ordinary course of business or disclosed in the Registration Statement, Time of Sale Information and Final Prospectus, (iv) any change in the capital stock or outstanding indebtedness of the Company or its subsidiaries other than the December 1, 2012 maturity of the Company's 4.875% Senior Notes and short-term debt of the kind contemplated by the Registration Statement, Time of Sale Information, and Final Prospectus or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company, other than dividends on the Company's preferred stock in accordance with the terms thereof and return of capital payments on the common stock of the Company that have been declared or paid in order

to maintain the Company's equity at a level consistent with that allowed by the Public Service Commission of Wisconsin; and neither the Company nor any of its subsidiaries has sustained any material loss or interference of its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Registration Statement, Time of Sale Information and Final Prospectus. Neither the Company nor its subsidiaries has any material contingent obligation which is not disclosed in the Registration Statement, Time of Sale Information, and Final Prospectus.

(mm) *Sarbanes Oxley Compliance*. The Company and the Company's directors and officers are each in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission.

(nn) *No Unlawful Payments.* Neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Senior Notes shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2. _**Purchase and Sale**_. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto the principal amount of the Senior Notes set forth opposite such Underwriter's name in Schedule II hereto.

3. _**Delivery and Payment**_. Delivery of and payment for the Senior Notes shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than five Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 10 hereof (such date and time of delivery and payment for the Senior Notes being herein called the "Closing Date"). Delivery of the Senior Notes shall be made to the Representatives for the respective accounts of the several Underwriters in the form of one or more global notes representing the Senior Notes (the "Global Note") against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Senior Notes shall be made through the facilities of The Depository Trust Company. The Global Note will be made available for inspection by the

Representatives not later than 1:00 p.m., New York City time, on the Business Day prior to the Closing Date.

4. *Offering by Underwriters*. It is understood that the several Underwriters propose to offer the Senior Notes for sale to the public as set forth in the Time of Sale Information and Final Prospectus. The Company acknowledges and agrees that the Underwriters may offer and sell Senior Notes to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Senior Notes purchased by it to or through any Underwriter.

5. *Agreements*. The Company agrees with the several Underwriters as follows:

(a) *Filings with the Commission; Issuer Free Writing Prospectuses*. Prior to the termination of the offering of the Senior Notes, the Company will not (i) file any amendment of the Registration Statement or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Base Prospectus or any Rule 462(b) Registration Statement or (ii) use, authorize, approve, refer to or file any Issuer Free Writing Prospectus, unless in each such case, the Company has furnished you a copy for your review prior to such filing, use, authorization, approval, or reference thereto, and the Company will not file any such proposed amendment or supplement or use, authorize, approve, refer to or file any Issuer Free Writing Prospectus to which you reasonably object. Subject to the foregoing sentence, the Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The Company will promptly advise the Representatives (1) when the Final Prospectus, and any supplement thereto, shall have been filed with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (2) when, prior to termination of the offering of the Senior Notes, any amendment to the Registration Statement shall have been filed or become effective, (3) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (4) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose, or (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Senior Notes for sale in any jurisdiction or the institution or threatening of any proceeding for that purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(b) *Time of Sale Information*. If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (a) above, file with the Commission (to the extent required) and furnish to the Underwriters and to such dealers as the Representatives may

designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances, be misleading or so that the Time of Sale Information will comply with law.

(c)   *Subsequent Amendments and Supplements to Registration Statement and Final Prospectus*. If, at any time when a prospectus relating to the Senior Notes is required to be delivered under the Act (the "Prospectus Delivery Period"), any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, the Company promptly will (1) notify the Representatives of such event, (2) prepare and file with the Commission, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request.

(d)   *Earnings Statement.*   As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(e)   *Delivery of Copies*.   The Company will furnish to the Representatives and counsel for the Underwriters, without charge, copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, during the Prospectus Delivery Period, as many copies of each Preliminary Prospectus and the Final Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the reasonable expenses of printing or other production of all documents relating to the offering.

(f)   *State Securities Law Compliance*. The Company will arrange, if necessary, for the qualification of the Senior Notes for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Senior Notes; *provided, however,* that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Senior Notes, in any jurisdiction where it is not now so subject.

(g)   *Clear Market*. Until the Business Day set forth on Schedule I hereto, the Company will not, without the prior written consent of the Representatives, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, or announce the offering of, any debt securities issued or

guaranteed by the Company (other than the Senior Notes, commercial paper or other short-term debt).

(h)   *Delivery of Collateral Bonds*. The Company will issue and deliver the Collateral Bonds to the Senior Trustee as security for the Senior Notes in the manner described in the Final Prospectus.

(i)   *Use of Proceeds.* The Company will apply the proceeds from the sale of the Senior Notes in the manner set forth under the caption "Use of Proceeds" in the Registration Statement, Time of Sale Information and Final Prospectus.

(j)   *Retention of Free Writing Prospectuses*. The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433.

(k)   *No Stabilization.* The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Senior Notes.

6.   _Certain Agreements of the Underwriters_. Each Underwriter hereby represents and agrees that:

(a)   It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any "free writing prospectus", as defined in Rule 405 (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that, solely as a result of use by such Underwriter, would not trigger an obligation to file such free writing prospectus with the Commission pursuant to Rule 433, (ii) any Issuer Free Writing Prospectus listed on Annex A or prepared pursuant to Section 1(f) or Section 5(a) above (including any electronic road show), or (iii) any free writing prospectus prepared by such Underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an "Underwriter Free Writing Prospectus"). Notwithstanding the foregoing, the Underwriters may use a term sheet substantially in the form of Annex B hereto without the consent of the Company.

(b)   It is not subject to any pending proceeding under Section 8A of the Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

7.   _Conditions to the Obligations of the Underwriters_. The obligations of each Underwriter to purchase the Senior Notes shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Time of Sale, the date hereof, and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) Each Preliminary Prospectus, Issuer Free Writing Prospectus and the Final Prospectus and any required supplement thereto, if any, shall have been filed in the manner and within the time period required by Rule 424(b) or Rule 433; no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose or pursuant to Section 8A of the Act shall have been instituted or threatened; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b) The Company shall have requested and caused Foley & Lardner LLP, counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i) The Company has been duly incorporated and is validly existing as a corporation under the laws of the State of Wisconsin, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Registration Statement, Time of Sale Information and Final Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing or active status as a foreign corporation under the laws of Michigan and Iowa; the Company is a "public utility company," as such term was formerly defined under the Public Utility Holding Company Act.

(ii) All of the Company's issued and outstanding shares of common stock are owned of record by Integrys; the Company's authorized preferred stock is as set forth in the Registration Statement, Time of Sale Information and Final Prospectus; to the knowledge of such counsel, except as set forth in the Registration Statement, Time of Sale Information and Final Prospectus, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding.

(iii) To the knowledge of such counsel, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property, of a character required to be disclosed in the Registration Statement which is not adequately disclosed in the Time of Sale Information and the Final Prospectus, and there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Time of Sale Information and Final Prospectus, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required.

(iv) The Registration Statement has become effective under the Act; any required filing of any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Final Prospectus, and any supplements thereto, pursuant to Rule 424(b) or Rule 433 has been made in the manner and within the time period required by Rule 424(b) or Rule 433; to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, no proceedings for that purpose or pursuant to Section 8A of the Act have been

instituted or threatened against the Company or in connection with the offering, and the Registration Statement, any Preliminary Prospectus and the Final Prospectus (other than the financial statements and other financial information contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder.

(v)   The Company has full right, power and authority to execute and deliver each of the Transaction Documents and to perform its obligations thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(vi)   This Agreement has been duly authorized, executed and delivered by the Company.

(vii)   The Senior Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding instrument enforceable against the Company in accordance with its terms, subject, as to enforcement of remedies, to the Bankruptcy Exceptions; the Senior Indenture has been duly qualified under the Trust Indenture Act; the Senior Indenture conforms in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(viii)   The Senior Notes have been duly authorized and executed by the Company, and when authenticated by the Senior Trustee in accordance with the provisions of the Senior Indenture and delivered and paid for by the Underwriters pursuant to this Agreement, will constitute valid and legally binding obligations of the Company entitled to the benefits and security provided by the Senior Indenture and enforceable against the Company in accordance with their terms, subject, as to enforcement of remedies, to the Bankruptcy Exceptions; the Senior Notes conform in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(ix)   The Mortgage Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding instrument, enforceable against the Company in accordance with its terms, except as the same may be limited by the laws of the States of Wisconsin, Michigan and Iowa affecting the remedies for the enforcement of the security provided for therein (which laws do not in such counsel's opinion make such remedies inadequate for the realization of the benefits of such security) and by the Bankruptcy Exceptions; the Mortgage Indenture conforms in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(x)   The Collateral Bonds have been duly authorized and executed by the Company and, when authenticated by the Mortgage Trustee in accordance with the provisions of the Mortgage Indenture, and issued, pledged and delivered to the Senior Trustee pursuant to the Senior Indenture as security for the Senior Notes, will constitute valid and legally binding obligations of the Company, secured by the lien of, and entitled to the benefits provided by, the Mortgage Indenture, equally and ratably with all other bonds of the Company duly issued and outstanding under the Mortgage Indenture, and will be enforceable against the Company in accordance with their terms, except as the same may be limited by the laws of the States of Wisconsin, Michigan and Iowa affecting the remedies for the enforcement of the security provided for therein (which laws do not in such counsel's opinion make such remedies inadequate for the realization of the benefits of such security) and by the Bankruptcy Exceptions; the Collateral Bonds conform in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(xi)   The Company has good and marketable title to the real and fixed properties described in the Mortgage Indenture (other than properties disposed of and released thereunder and lands described as held only under flowage rights) free and clear of all liens, charges and encumbrances against the same prior to or on a parity with the lien of the Mortgage Indenture, except for and subject only to permissible encumbrances as defined in the Mortgage Indenture and to such exceptions, defects and qualifications as in such counsel's opinion do not materially affect the security for the Collateral Bonds or the Company's title to or its right to use such properties in the conduct of its business; the Mortgage Indenture constitutes a valid and direct first lien upon all real and fixed property and governmental licenses and permits owned by the Company (including its interests as tenant-in-common), except property specifically excepted from the Mortgage Indenture by the terms thereof, subject to no liens or encumbrances prior to or on a parity with the lien of the Mortgage Indenture, except permissible encumbrances as defined in the Mortgage Indenture; and the description in the Mortgage Indenture of said property is adequate to constitute the Mortgage Indenture a lien thereon. No examination of title covering rights-of-way for transmission and distribution lines has been made inasmuch as the Company has been advised that the expense incident to the obtaining of abstracts or certificates of title and of examinations in respect thereto would be in excess of the cost of reacquiring by condemnation or purchase, possession and use of such parts of such rights-of-way as might be held under defective titles, and accordingly, such opinion does not cover such rights-of-way. Such counsel has relied on certificates of officers of the Company to the effect that certain parcels described in the Mortgage Indenture are rights-of-way and that certain parcels are not required as an integral part of the Company's properties or are not indispensable to its operations. All real property hereafter acquired by the Company and located in counties in which the Mortgage Indenture shall be of record will, upon acquisition, become subject to the lien of the Mortgage Indenture, subject, however, to permissible encumbrances and liens (as defined in the Mortgage Indenture), any liens existing or placed thereon at acquisition and any liens which

might intervene prior to the filing or recording of the instrument containing a sufficient legal description confirming of record that such property is subject to the lien of the Mortgage Indenture, except as the existence or validity of the lien of the Mortgage Indenture may be affected by the application of Sections 547 and/or 552 of the U.S. Bankruptcy Code or by analogous provisions of applicable state insolvency laws.

(xii)   The Mortgage Indenture has been duly recorded or filed for record in each county in the States of Wisconsin, Michigan and Iowa where any real properties described in such instrument are located and in all other places required by law in order to perfect the lien upon the property described in the Mortgage Indenture.

(xiii)   The Company has statutory authority, franchises, and consents free from burdensome restrictions and adequate for the conduct of the business in which it is engaged as described in the Registration Statement, Time of Sale Information and Final Prospectus, except to the extent that the absence of such statutory authority or the failure to obtain such franchises or consents would not, singly or in the aggregate, (A) affect the security for the Collateral Bonds, or (B) have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company, whether or not arising from transactions in the ordinary course of business, except as set forth or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus.

(xiv)   The issuance and delivery by the Company of the Collateral Bonds to the Senior Trustee constitute a sale by the Company of the Collateral Bonds to the Senior Trustee as of the Closing Date or, if not a sale, the grant by the Company to the Senior Trustee of a perfected security interest in the Collateral Bonds for the benefit of the holders of the Senior Notes.

(xv)   The Company is not and, after giving effect to the offering and sale of the Senior Notes and the application of the proceeds thereof as described in the Registration Statement, Time of Sale Information and Final Prospectus, will not be an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act.

(xvi)   The Public Service Commission of Wisconsin has duly authorized the issuance and sale by the Company of the Senior Notes and the issuance and pledge of the Collateral Bonds on the terms set forth in the Final Prospectus and this Agreement, and such authorization is, to the knowledge of such counsel, in force and effect and sufficient for the issuance and sale of the Senior Notes to the Underwriters and the issuance and pledge of the Collateral Bonds to the Senior Trustee. No consent, approval, authorization, filing with or order of any court or other governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained under the Act and the Trust Indenture Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Senior Notes

by the Underwriters in the manner contemplated herein and in the Registration Statement, Time of Sale Information and Final Prospectus.

(xvii) The execution and delivery of this Agreement, the Senior Indenture or the Supplemental Indenture to the Mortgage Indenture, the issuance and sale of the Senior Notes, the issuance and pledge of the Collateral Bonds, the consummation of any other of the transactions herein contemplated or the fulfillment of the terms hereof will not conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company (or constitute an event which with notice, lapse of time, or both would result in any breach, violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company) pursuant to (i) the Restated Articles of Incorporation or By-laws of the Company, each as amended to date, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument (other than the lien of the Mortgage Indenture) known to such counsel to which the Company is a party or bound or to which its property is subject, (iii) any statute, law, rule, or regulation applicable to the Company, or (iv) any judgment, order or decree known to such counsel and applicable to the Company of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties.

(xviii) The documents incorporated by reference in the Time of Sale Information and the Final Prospectus or in any further amendment or supplement thereto made by the Company prior to the Closing Date (other than the financial statements and related schedules therein, as to which such counsel need express no opinion), when they became effective or were filed with the Commission, as the case may be, complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

(xix) To the knowledge of such counsel, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

Such counsel shall also state that they have participated in conferences with representatives of the Company and with representatives of the Company's independent accountants and counsel at which conferences the contents of the Registration Statement, the Time of Sale Information and the Final Prospectus and any amendment and supplement thereto and related matters were discussed and, although such counsel assumes no responsibility for the accuracy, completeness or fairness of the Registration Statement, the Time of Sale Information, the Final Prospectus and any amendment or supplement thereto (except as expressly provided above), nothing has come to the attention of such counsel to cause such counsel to believe that the Registration Statement, at the Effective Date (including the information, if any, deemed pursuant to Rule 430A, 430B or 430C to be part of the Registration Statement at the Effective Date), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or

necessary to make the statements therein not misleading, that the Time of Sale Information, at the Time of Sale (which counsel may assume to be the date hereof) contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Final Prospectus or any amendment or supplement thereto as of its date and the Closing Date contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial information contained therein, as to which such counsel need express no belief).

In rendering such opinion, such counsel (A) may rely as to matters involving the application of laws of any jurisdiction other than the State of Wisconsin or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) may rely, as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials that are furnished to the Underwriters. References to the Final Prospectus in this paragraph (b) include any supplements thereto at the Closing Date.

The opinion of Foley & Lardner LLP described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(c) The Representatives shall have received from Schiff Hardin LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Senior Notes, the issuance and pledge of the Collateral Bonds, the Senior Indenture, the Mortgage Indenture, the Registration Statement, the Time of Sale Information and the Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(d) The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and a senior financial or accounting officer of the Company satisfactory to the Representatives, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, Time of Sale Information, Final Prospectus, any supplements to the Final Prospectus and this Agreement and that:

> (i) the representations and warranties of the Company in this Agreement that are qualified by materiality are true in all respects, as so qualified, on and as of the Closing Date with the same effect as if made on the Closing Date and the representations and warranties that are not qualified by materiality are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)   no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose or pursuant to Section 8A of the Act shall have been instituted or, to the Company's knowledge, threatened;

(iii)   subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (1) no downgrading has occurred in the rating accorded the Senior Notes or any other debt securities or preferred stock of or guaranteed by the Company or any of its subsidiaries by any "nationally recognized statistical rating organization", as such term is defined in Section 3(a)(62) in the Exchange Act and (2) no such organization has publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Senior Notes or of any other debt securities or preferred stock of or guaranteed by the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading); and

(iv)   since the date of the most recent financial statements included or incorporated by reference in the Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(e)   On the date of this Agreement and on the Closing Date, Deloitte & Touche LLP shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Final Prospectus; provided that the letter delivered on the Closing Date shall use a "cut-off" date no more than three Business Days prior to the Closing Date.

(f)   Subsequent to the execution and delivery of this Agreement, no event or condition of the type described in Section 1(ll) hereof shall have occurred or shall exist, which event is not described in the Time of Sale Information (excluding any amendment or supplement thereto) and the Final Prospectus (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Representatives makes it impractical or inadvisable to proceed with the offer, sale or delivery of the Senior Notes on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(g)   Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Senior Notes or any other debt securities or preferred stock of or guaranteed by the Company or any of its subsidiaries by any "nationally recognized statistical rating organization",

as such term is defined in Section 3(a)(62) of the Exchange Act and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Senior Notes or of any other debt securities or preferred stock of or guaranteed by the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).

(h)   No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the offer, sale or delivery of the Senior Notes; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the offer, sale or delivery of the Senior Notes.

(i)   Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 7 shall be delivered at the office of Foley & Lardner LLP, counsel for the Company, at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, on the Closing Date, or at such other place as may be agreed upon by the Company and the Underwriters.

8.   *Reimbursement of Underwriters' Expenses*. If the sale of the Senior Notes provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 7 hereof is not satisfied, because of any termination pursuant to Section 11 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Senior Notes.

9.   *Indemnity and Contribution*.

(a)   *Indemnification of the Underwriters.* The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses

are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Final Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.

(b) *Indemnification of the Company.* Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement, the Final Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information, it being understood and agreed that the only such information consists of the following information included in the Preliminary Prospectus and Final Prospectus: the concession and reallowance figures appearing in the fourth paragraph under the caption "Underwriting;" the information contained in the seventh and eighth paragraphs (relating to stabilization, short positions and penalty bids) under the caption "Underwriting;" and the information contained in the last paragraph (relating to certain transactions by the Underwriters) under the caption "Underwriting."

(c) *Notice and Procedures.* If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the "Indemnified Person") shall promptly notify the person against whom such indemnification may be sought (the "Indemnifying Person") in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 9. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 9 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall

pay the fees and expenses of counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives, and any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)   *Contribution.* If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Senior Notes or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Senior Notes and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in

the table on the cover of the Final Prospectus, bear to the aggregate offering price of the Senior Notes. The relative fault of the Company on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) *Limitation on Liability*. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any reasonable legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 9, in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Senior Notes exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this Section 9 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) *Non-Exclusive Remedies*. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

10. *Default by an Underwriter*.

(a) If any one or more Underwriters shall fail to purchase and pay for any of the Senior Notes agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, subject to Sections 7 and 11, the remaining Underwriters shall be obligated severally to take up and pay for (in such respective proportions as the Representatives may designate with the consent of each Underwriter so designated or, in the event no such designation is made, in such respective proportions that the principal amount of Senior Notes set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Senior Notes set forth opposite the names of all the remaining Underwriters) the Senior Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase; *provided, however*, that in the event that the aggregate principal amount of Senior Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Senior Notes set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Senior Notes, and if such nondefaulting Underwriters (together with

substituted Underwriters selected by the Representatives with the approval of the Company or selected by the Company with the approval of the Representatives) do not purchase all the Senior Notes, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 10, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

(b)   The term "Underwriter" as used in this Agreement shall refer to and include any Underwriter substituted under this Section 10 with the like effect as if such substituted Underwriter had originally been named in Schedule II.

11.   *Termination*.

(a)   This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Senior Notes, if at any time prior to such time (i) there has been any material adverse and unfavorable change, financial or otherwise (other than as disclosed in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto)), in the operations, business condition or prospects of the Company and its subsidiaries taken as a whole, which would, in the Representatives' judgment or in the judgment of a group of Underwriters who have agreed to purchase in the aggregate at least 50% of the Senior Notes, make it impracticable to offer, sell or deliver the Senior Notes, (ii) there shall have occurred any downgrading, or any notice shall have been given of (A) any intended or potential downgrading or (B) any review or possible change that does not indicate an improvement, in the rating accorded any securities of or guaranteed by the Company by any "nationally recognized statistical rating organization," as that term is defined in Section 3(a)(62) of the Exchange Act, (iii) trading in Integrys's common stock shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (iv) a banking moratorium shall have been declared either by Federal, New York State or Wisconsin authorities or a material disruption in clearance or settlement systems in the United States securities markets shall have occurred, (v) there shall have occurred a material adverse change in the financial markets the effect of which is to make it impracticable to proceed with the offer, sale or delivery of the Senior Notes as contemplated by the Time of Sale Information and Final Prospectus (exclusive of any supplement thereto), or (vi) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, act of terrorism or other national or international calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives impractical or inadvisable to proceed with the offer, sale or delivery of the Senior Notes as contemplated by the Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(b)   If the Representatives or any group of Underwriters elects to terminate this Agreement as provided in this Section 11, the Company and each other Underwriter shall be notified promptly by means set forth in Section 14.

12.   *No Fiduciary Relationship*. The Company acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of the Senior Notes contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, neither the Representatives nor any other Underwriter is advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company with respect thereto. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company.

13.   *Representations and Indemnities to Survive*. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors or controlling persons referred to in Section 9 hereof, and will survive delivery of and payment for the Senior Notes. The provisions of Sections 8 and 9 hereof shall survive the termination or cancellation of this Agreement.

14.   *Notices*. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed or delivered to each of the Representatives at the addresses or facsimile numbers listed on Schedule I and, if faxed, confirmed to the address indicated; or, if sent to the Company, will be mailed or delivered to Wisconsin Public Service Corporation, 700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin, 53407, Attention: William J. Guc, Wisconsin Public Service Corporation (fax no.: (920) 433-1693) and, if faxed, confirmed to the address indicated above.

15.   *Successors*. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 9 hereof, and no other person will have any right or obligation hereunder.

16.   *Applicable Law*. This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement ("Claim"), directly or indirectly, shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.   *Counterparts*. This Agreement may be signed in one or more counterparts (which may include counterparts delivered by any standard from of telecommunications), each

of which shall constitute an original and all of which together shall constitute one and the same agreement.

18.   *Headings*. The section headings used herein are for convenience only and shall not affect the construction hereof.

19.   *Amendments or Waivers*. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

20.   *Definitions*. The terms which follow, when used in this Agreement, shall have the meanings indicated.

"**Act**" shall mean the Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

"**Agreement**" shall mean this Underwriting Agreement.

"**Base Prospectus**" shall mean the prospectus referred to in paragraph 1(a) above contained in the Registration Statement at the Effective Date, including any documents incorporated by reference therein, as provided in the third paragraph of this Agreement.

"**Business Day**" shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Milwaukee, Wisconsin.

"**Commission**" shall mean the Securities and Exchange Commission.

"**Effective Date**" shall mean (i) each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or become effective, and (ii) date on which information omitted from a Base Prospectus included in the Registration Statement in reliance on Rule 430B is first deemed to be part of and included in the Registration Statement pursuant to Rule 430B(f).

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"**Final Prospectus**" shall mean a prospectus consisting of the prospectus supplement relating to the Senior Notes that is first filed pursuant to Rule 424(b) after the execution of this Agreement and the Base Prospectus, including any documents incorporated by reference in such prospectus, as provided in the third paragraph of this Agreement.

"**Preliminary Prospectus**" shall mean any prospectus consisting of a preliminary prospectus supplement to the Base Prospectus which describes the Senior Notes and the offering thereof and the Base Prospectus, including any documents incorporated by reference therein as provided in the third paragraph of this Agreement, that is used prior to filing of the Final Prospectus.

"**Registration Statement**" shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements, as amended at the Time of Sale and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective after the Time of Sale but prior to the Closing Date, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be, and shall include any documents incorporated by reference therein, as provided in the third paragraph of this Agreement.

"**Rule 134**", "**Rule 158**", "**Rule 405**", "**Rule 415**", "**Rule 424**", "**Rule 430A**", "**Rule 430B**", "**Rule 430C**", "**Rule 433**", "**Rule 436**" and "**Rule 462**" refer to such rules under the Act.

"**Rule 462(b) Registration Statement**" shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in Section 1(a) hereof.

"**Trust Indenture Act**" shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

[Signature Page Follows]

Exhibit 1

        If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

                                       Very truly yours,

                                     WISCONSIN PUBLIC SERVICE
                                       CORPORATION

                                     By: /s/ William J. Guc
                                     Name: William J. Guc
                                     Title: Treasurer

Accepted: November 26 , 2012

J.P. MORGAN SECURITIES LLC

By: /s/ Robert Bottamedi
        Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH
            INCORPORATED

By: /s/ Brant Meleski
        Authorized Signatory

SCOTIA CAPITAL (USA) INC.

By: /s/ Paul McKeown
        Authorized Signatory

WELLS FARGO SECURITIES, LLC.

By: /s/ Carolyn Hurley
        Authorized Signatory

Each for itself and the other
several Underwriters
listed in Schedule II hereto.

Underwriting Agreement dated November 26, 2012

Registration Statement File No.:   333-177682

Representatives: J.P. Morgan Securities LLC
                                       as Joint Book-Running Manager
                                     383 Madison Avenue
                                     New York, New York 10179
                                     Attention: Investment Grade Syndicate Desk-3rd Floor
                                     Fax No.: 212-834-6081

                                     Merrill Lynch, Pierce, Fenner & Smith Incorporated
                                       as Joint Book-Running Manager
                                     50 Rockefeller Plaza
                                     NY1-050-12-01
                                     New York, New York 10020
                                     Attention: High Grade Transaction Management/Legal
                                     Fax No.: 646-855-5958

                                     Scotia Capital (USA) Inc.
                                       as Joint Book-Running Manager
                                     1 Liberty Plaza, 25th Floor
                                     165 Broadway
                                     New York, New York 10006
                                     Attention: Fixed Income Syndicate
                                     Fax No.: 212-225-6550

                                     Wells Fargo Securities, LLC
                                       as Joint Book-Running Manager
                                     301 South College Street, 6th Floor
                                     Charlotte, North Carolina 28202
                                     Attention: Transaction Management
                                     Fax No.: 704-383-0165

Title, Purchase Price and Description of Senior Notes:

        Title: Senior Notes, 3.671% Series Due December 1, 2042

        Principal amount: $300,000,000

        Purchase price (include
        accrued interest or
        amortization, if any),
        net of underwriting
        commission: $297,375,000

Sinking fund provisions:	None
Redemption provisions:	The Senior Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at a price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined in the Prospectus Supplement and Supplemental Indenture to the Senior Indenture for the Senior Notes plus 15 basis points, plus in each case accrued interest to the date of redemption.
Other provisions:	None other than those set forth in the Senior Indenture and substantially in the form set forth in the Supplemental Indenture to the Senior Indenture incorporated by reference as Exhibit 4.3 to the Company's Registration Statement on Form S-3 (Reg. No. 333-177682).
Closing Date, Time and Location:	December 3, 2012 at 9:00 a.m. at the offices of Foley & Lardner LLP, Milwaukee, Wisconsin

Date referred to in Section 5(g) after which the Company may offer or sell debt securities issued or guaranteed by the Company without the consent of the Representatives: December 3, 2012.

Underwriters	***Principal Amount of*** ***Senior Notes to be Purchased***
J.P. Morgan Securities LLC..	$60,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated........................	60,000,000
Scotia Capital (USA) Inc.	60,000,000
Wells Fargo Securities, LLC...	60,000,000
Fifth Third Securities, Inc.	15,000,000
Mizuho Securities USA Inc.	15,000,000
PNC Capital Markets LLC..	15,000,000
Wedbush Securities Inc.	15,000,000
Total:	$300,000,000

Exhibit 1

Time of Sale Information

Final Term Sheet relating to the Senior Notes, in the form attached as Annex B.

Form of Term Sheet

Filed Pursuant to Rule 433
Registration No. 333-177682
November 26, 2012

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated November 26, 2012)

Issuer:	Wisconsin Public Service Corporation
Security:	Senior Notes, 3.671% Series Due December 1, 2042
Expected Ratings:*	Aa3/A (Moody's/Standard & Poor's)
Size:	$300,000,000
Initial Public Offering Price:	100.000%
Maturity Date:	December 1, 2042
Treasury Benchmark:	2.750% due August 15, 2042
US Treasury Yield:	2.796%
Spread to Treasury:	+ 87.5 basis points
Re-offer Yield:	3.671%
Coupon:	3.671%
Make-Whole Call:	T+15 basis points
Interest Payment Dates:	June 1 and December 1 of each year, beginning June 1, 2013
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	976843 BH4/US976843BH44
Trade Date:	November 26, 2012
Expected Settlement Date:	December 3, 2012 (T+5)
Joint Book-Running Managers:	J.P. Morgan Securities LLC
	Merrill Lynch, Pierce, Fenner & Smith
	Incorporated
	Scotia Capital (USA) Inc.
	Wells Fargo Securities, LLC
Co-Managers	Fifth Third Securities, Inc.
	Mizuho Securities USA Inc.
	PNC Capital Markets LLC
	Wedbush Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this

communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at dg.prospectus_requests@baml.com; calling Scotia Capital (USA) Inc. (Fixed Income Syndicate) toll-free at 1-800-372-3930; or calling Wells Fargo Securities, LLC at 1-800-326-5897 or e-mailing Wells Fargo Securities, LLC at cmclientsupport@wellsfargo.com

Exhibit 4.1

==

NINTH SUPPLEMENTAL INDENTURE

FROM

WISCONSIN PUBLIC SERVICE CORPORATION

TO

U.S. BANK NATIONAL ASSOCIATION
(SUCCESSOR TO FIRSTAR BANK, NATIONAL ASSOCIATION AND
FIRSTAR BANK, MILWAUKEE, N.A., NATIONAL ASSOCIATION)

TRUSTEE

Dated as of December 1, 2012

SUPPLEMENTAL TO INDENTURE
Dated as of December 1, 1998

Senior Debt Securities

==

This NINTH SUPPLEMENTAL INDENTURE is made as of the 1st day of December, 2012, by and between WISCONSIN PUBLIC SERVICE CORPORATION, a corporation duly organized and existing under the laws of the State of Wisconsin (the "Company"), and U.S. BANK NATIONAL ASSOCIATION (successor to Firstar Bank, National Association and Firstar Bank Milwaukee, N.A., National Association), a national banking association duly organized and existing under the laws of the United States, as trustee (the "Trustee").

RECITALS OF THE COMPANY:

WITNESSETH: that

The Company has heretofore executed and delivered its Indenture (hereinafter referred to as the "Indenture"), made as of December 1, 1998; and

Section 3.1 of the Indenture provides that Securities may be issued from time to time in series pursuant to a supplemental indenture specifying the terms of each series of Securities; and

The Company desires to establish a series of Securities to be designated "Senior Notes, 3.671% Series Due December 1, 2042 (the "Securities of the Series due 2042"); and

Section 10.1 of the Indenture provides that the Company and the Trustee may enter into indentures supplemental thereto for the purposes, among others, of establishing the form or terms of Securities of any series and adding to the covenants of the Company; and

The execution and delivery of this Ninth Supplemental Indenture (herein, this "Supplemental Indenture") has been duly authorized by a Board Resolution;

NOW, THEREFORE, this Supplemental Indenture

WITNESSETH, that, in order to set forth the terms and conditions upon which Securities of the Series due 2042 are, and are to be, authenticated, issued and delivered, and in consideration of the sum of one dollar duly paid to it by the Trustee at the execution of this Supplemental Indenture, the receipt whereof is hereby acknowledged, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of such Securities as follows:

ARTICLE I
RELATION TO INDENTURE; DEFINITIONS

SECTION 1.1

This Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.2

For all purposes of this Supplemental Indenture:

(a)   Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Indenture;

(b)   All references herein to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of this Supplemental Indenture; and

(c)   The terms "hereof," "herein," "hereby," "hereto," "hereunder," and "herewith" refer to this Supplemental Indenture.

ARTICLE II
THE SECURITIES

There is hereby established a series of Securities pursuant to Section 3.01 of the Indenture as follows:

(a)   The title of the Securities of the series hereby established is "Senior Notes, 3.671% Series Due December 1, 2042."

(b)   The aggregate principal amount of the Securities of the Series due 2042 which may be authenticated and delivered under the Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of other Securities of such series pursuant to Sections 2.05, 3.04, 3.05, 3.06, 10.06 or 12.07) shall initially be limited to Three Hundred Million Dollars ($300,000,000), subject to the right of the Company to reopen the Securities of the Series due 2042 for the issuance of additional Securities of the Series due 2042 on the terms and subject to the conditions specified below.

(c)   The Company shall have the right to reopen the Securities of the Series due 2042 for the issuance of additional Securities of such series ("Additional Securities of the Series due 2042"). The issuance of any Additional Securities of the Series due 2042 shall constitute a further issuance of, and will be consolidated with, the Securities of the Series due 2042, so as to form a single series. The Additional Securities of the Series due 2042 shall be substantially in the form hereinafter recited, but may contain such changes as may be appropriate to reflect their date or dates of issuance. Where appropriate references to the Securities of the Series due 2042 in this Supplemental Indenture shall be deemed to include the Additional Securities of the Series due 2042.

(d)   The Securities of the Series due 2042 are to be issued in permanent global form without coupons. The beneficial owners of interests in such permanent Global Security or Securities may not exchange such interests for Securities of such series other than in the manner provided in Section 2.05 of the Indenture. The Depositary for the Securities of the Series due 2042 shall be The Depositary Trust Company.

(e)   The Stated Maturity of the Securities of the Series due 2042 is December 1, 2042.

(f)   The Securities of the Series due 2042 shall bear interest at the rate of 3.671% per annum, and such interest shall accrue from December 3, 2012 (or from the most recent Interest Payment Date to which interest on the Securities of the Series due 2042 has been paid or provided for). The Interest Payment Dates for the Securities of the Series due 2042 shall be June 1 and December 1 in each year commencing June 1, 2013, and the Regular Record Date for the interest payable on any Interest Payment Date shall be the fifteenth day (whether or not a Business Day) preceding such Interest Payment Date.

(g)   Principal of and interest on the Securities of the Series due 2042 shall be payable in U.S. Dollars at the Corporate Trust Office of the Trustee.

(h)   The Securities of the Series due 2042 are subject to redemption in whole at any time or in part from time to time at the option and direction of the Company at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities of the Series due 2042 to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), discounted to the Redemption Date on a semi-annual basis (assuming a 360 day year of twelve 30-day months) at the Treasury Rate as hereinafter defined, plus fifteen hundredths of one percent (0.15%) plus in each case accrued and unpaid interest to the Redemption Date. Such Redemption Date shall be set forth in an Officers' Certificate delivered to the Trustee on or before the Redemption Date and upon which the Trustee may conclusively rely.

For purposes of this paragraph (h):

"Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for the Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the Redemption Date, or (ii) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all the quotations which the Trustee obtains.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third business day preceding such Redemption Date.

"Reference Treasury Dealer" means any primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer") selected by the Company.

(i)   The Securities of the Series due 2042 shall not be subject to any sinking fund and shall not be redeemable at the option of the Holders thereof.

(j)   The Securities of the Series due 2042 shall initially be issued in whole in the form of one or more Global Securities. If individual securities of the Series due 2042 are issued under the conditions specified in Section 2.05 of the Indenture, individual certificates will be issued in denominations of $1,000 or any integral multiple thereof.

(k)   The Related Series of Collateral Bonds being delivered to the Trustee in connection with the issuance of the Securities of the Series due 2042 is the Company's First Mortgage Bonds, Collateral Series I.

Such Securities of the Series due 2042 and Additional Securities of the Series due 2042, if any, shall be initially authenticated and delivered from time to time upon delivery to the Trustee of the documents required by Section 3.1 of the Indenture and the form of Securities for the Securities of the Series due 2042 and Additional Securities of the Series due 2042, if any, substantially in the form of Security attached hereto as Appendix I, which is incorporated herein by reference.

ARTICLE III
TRANSFER OF COLLATERAL BONDS

The Company hereby issues, delivers and transfers to the Trustee in connection with the issuance of the Securities of the Series due 2042 Three Hundred Million Dollars ($300,000,000) aggregate principal amount of a related issue of Collateral Bonds of the Company designated "First Mortgage Bonds, Collateral Series I" (each, a "Related Issue," as to the series of Securities it secures, and, the "Collateral Bonds"), which has been fully registered in the name of the Trustee in such capacity, to be held in trust for the benefit of the Holders from time to time of the Related Issue of Securities and, if such transfer does not constitute a sale of the Collateral Bonds to the Trustee, the Company hereby grants a perfected security interest in the Collateral Bonds for the benefit of such Holders, in each case as security for any and all obligations of the Company under the Indenture, this Supplemental Indenture and the Related Issue of Securities, including but not limited to (1) the full and prompt payment of the interest

on, principal of, and premium, if any, on such Related Issue of Securities when and as the same shall become due and payable in accordance with the terms and provisions of the Indenture and this Supplemental Indenture and such Related Issue of Securities, either at the Stated Maturity thereof, upon acceleration of the maturity thereof or upon redemption, and (2) the full and prompt payment of any interest on such Related Issue of Securities when and as the same shall become due and payable in accordance with the terms and provisions of the Indenture and this Supplemental Indenture and such Related Issue of Securities. The Trustee shall enforce all of its rights under the First Mortgage Indenture as a holder of each Related Issue of Collateral Bonds transferred to it as provided in this Article III for the benefit of the Holders of the respective Related Issue of Securities and the proceeds of the enforcement of such rights shall be applied by the Trustee to satisfy the Company's obligations under the Indenture, this Supplemental Indenture, and such Related Issue of Securities.

The Company shall make payments of the principal of, and premium or interest on each of the Collateral Bonds to the Trustee, which payments shall be applied by the Trustee to satisfaction of all obligations then due on the respective Related Issue of Securities.

The Collateral Bonds shall not be sold or transferred by the Trustee until the earlier of the Release Date or the prior retirement of the Related Issue of Securities through redemption, repurchase or otherwise. Without limiting the generality of the foregoing, in no event shall the Collateral Bonds be sold or become the absolute property of any person in violation of the applicable provisions of Section 201.04(2) of the Wisconsin Statutes or any successor statutory provision. The "Release Date" shall be the date that all First Mortgage Bonds of the Company issued and outstanding under the First Mortgage Indenture, other than the Collateral Bonds, have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise, provided that no Default or Event of Default has occurred and, at such time, is continuing under the Indenture.

A copy of the form of Collateral Bond is attached hereto as Appendix II and its terms are hereby incorporated by reference herein.

ARTICLE IV
MISCELLANEOUS

SECTION 4.1

The Trustee has accepted the amendment of the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, and without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect of any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to (a) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (b) the proper authorization hereof by the Company by corporate action or otherwise, and (c) the due execution hereof by the Company.

SECTION 4.2

This Supplemental Indenture shall be construed in connection with and as a part of the Indenture.

SECTION 4.3

(a)   If any provision of this Supplemental Indenture conflicts with another provision of the Indenture required to be included in indentures qualified under the Trust Indenture Act of 1939, as amended (as enacted prior to the date of this Supplemental Indenture), by any of the provisions of Sections 310 to 317, inclusive, of said act, such required provision shall control.

(b)   In case any one or more of the provisions contained in this Supplemental Indenture or in the Securities issued hereunder should be invalid, illegal, or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected, impaired, prejudiced or disturbed thereby.

SECTION 4.4

Whenever in this Supplemental Indenture either of the parties hereto is named or referred to, such name or reference shall be deemed to include the successors or assigns of such party, and all the covenants and agreements contained in this Supplemental Indenture by or on behalf of the Company or by or on behalf of the Trustee shall bind and inure to the benefit of the respective successors and assigns of such parties, whether so expressed or not.

SECTION 4.5

(a)   This Supplemental Indenture may be simultaneously executed in several counterparts, and all such counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

(b)   The descriptive headings of the several Articles of this Supplemental Indenture were formulated, used and inserted in this Supplemental Indenture for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, WISCONSIN PUBLIC SERVICE CORPORATION has caused this Supplemental Indenture to be executed by its Chairman, Chief Executive Officer, President, Vice Chairman or a Vice President, or any other officer selected by the Board of Directors, and its corporate seal to be hereunto affixed, duly attested by its Secretary or an Assistant Secretary, and U.S. BANK NATIONAL ASSOCIATION, as Trustee as aforesaid, has caused this Supplemental Indenture to be executed by one of its authorized signatories, as of December 1, 2012.

WISCONSIN PUBLIC SERVICE
CORPORATION

[SEAL]

By: /s/ Charles A. Cloninger
    Charles A. Cloninger
    President

ATTEST:

/s/ Dane E. Allen
    Dane E. Allen
    Assistant Secretary

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Peter M. Brennan
    Peter M. Brennan
    Vice President

$_____

CUSIP: No. 976843-BH4

THIS SECURITY IS A GLOBAL SECURITY REGISTERED IN THE NAME OF THE DEPOSITARY (REFERRED TO HEREIN) OR A NOMINEE THEREOF AND UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL SECURITIES REPRESENTED HEREBY, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.*

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION (55 WATER STREET, NEW YORK, NEW YORK), TO THE TRUSTEE FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY AND ANY PAYMENT IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.*

---

* To be included so long as Security is a Global Security.

WISCONSIN PUBLIC SERVICE CORPORATION
Senior Note, 3.671% Series Due December 1, 2042

WISCONSIN PUBLIC SERVICE CORPORATION, a corporation duly organized and existing under the laws of Wisconsin (herein called the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to _____, or registered assigns, the principal sum of _____ on December 1, 2042 and to pay interest thereon from December 3, 2012 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on June 1 and December 1 in each year, commencing June 1, 2013 at the rate of 3.671% per annum, until the principal hereof is paid or made available for payment and (to the extent that the payment of such interest shall be legally enforceable) at the rate of 3.671% per annum on any overdue principal and premium and on any overdue installment of interest. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the close of business on the fifteenth calendar day next preceding such Interest Payment Date (whether or not such day is a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Trustee maintained for that purpose, in Milwaukee, Wisconsin, in Dollars, provided, however, that at the option of the Company payment of interest may be made by wire transfer of immediately available funds into the account specified by the Depositary so long as this note is in the form of Global Security and otherwise by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

Prior to the Release Date (as hereinafter defined), the Securities will be secured by First Mortgage Bonds, Collateral Series I (the "Collateral Bonds"), issued and delivered by the Company to the Trustee for the benefit of the Holders of the Securities (as defined herein), issued under the First Mortgage and Deed of Trust dated January 1, 1941, from the Company to First Wisconsin Trust Company (subsequently succeeded by U.S. Bank National Association), Milwaukee, Wisconsin, as supplemented and amended by the supplemental indentures thereto (the "First Mortgage Indenture"). Reference is made to the First Mortgage Indenture and the Indenture for a description of the rights of the Trustee as holder of the Collateral Bonds, the property mortgaged and pledged under the First Mortgage Indenture, the rights of the Company and of the Mortgage Trustee in respect thereof, the duties and immunities of the applicable

Mortgage Trustee, the terms and conditions upon which the Collateral Bonds are held by the Trustee for the benefit of the Holders of Securities, and the circumstances under which additional First Mortgage Bonds may be issued.

From and after such time as all First Mortgage Bonds (other than Collateral Bonds) issued under the First Mortgage Indenture have been retired through payment, redemption or otherwise (including those First Mortgage Bonds the payment for which has been provided for in accordance with the First Mortgage Indenture) at, before or after the maturity thereof and provided that no default or event of default under the Indenture has occurred and is continuing (the "Release Date"), the Collateral Bonds shall cease to secure the Securities in any manner, and, at the option of the Company, the Securities either (a) will become unsecured general obligations of the Company or (b) will be secured by First Mortgage Bonds issued under an Indenture other than the First Mortgage Indenture. In certain circumstances prior to the Release Date as provided in the Indenture, the Company is permitted to reduce the aggregate principal amount of an issue of Collateral Bonds held by the Trustee, but in no event prior to the Release Date to an amount less than the aggregate principal amount outstanding of the related issue of Securities initially issued contemporaneously with such Collateral Bonds.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.


WISCONSIN PUBLIC SERVICE
CORPORATION

By_____


Attest:

_____   [SEAL]

**Form of Trustee's Certificate of Authentication.**

Dated: December 3, 2012

        This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.


_____

As Trustee


By_____

Authorized Signatory

**Form of Reverse of Security.**

        This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of December 1, 1998 (herein called the "Indenture"), between the Company and a predecessor of U.S. Bank National Association, as Trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to Three Hundred Million Dollars ($300,000,000), subject to the right of the Company to reopen the Securities of this series for the issuance of additional Securities of this series on the terms and subject to the conditions specified in the Ninth Supplemental Indenture to the Indenture.

        The Securities of this series are subject to redemption upon not less than 30 nor more than 45 days' notice by first class mail, in whole at any time or in part from time to time at the option of the Company at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities of this series to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), discounted to the Redemption Date on a semi-annual basis (assuming a 360 day year of twelve 30-day months) at the Treasury Rate as defined in the Ninth Supplemental Indenture to the Indenture, plus fifteen hundredths of one percent (0.15%) plus in each case accrued and unpaid interest to the Redemption Date.

        In the event of redemption of this Security in part only, a new Security or Securities of this series for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

        If any Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the

manner and with the effect provided in the Indenture. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of the principal of and interest, if any, on the Securities of this series shall terminate.

This Security is subject to Defeasance as described in the Indenture.

The Indenture may be modified by the Company and the Trustee without consent of any Holder with respect to certain matters as described in the Indenture. In addition, the Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall bind such Holder and all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same Stated Maturity and aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture imposes certain limitations on the ability of the Company to, among other things, merge or consolidate with any other Person or sell, assign, transfer or lease all or substantially all of its properties or assets. All such covenants and limitations are subject to a number of important qualifications and exceptions. The Company must report periodically to the Trustee on compliance with the covenants in the Indenture.

A director, officer, employee or shareholder, as such, of the Company shall not have any liability for any obligations of the Company under this Security or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Security, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of this Security.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures ("CUSIP"), the Company has caused CUSIP numbers to be printed on the Securities of this series as a convenience to the Holders of the Securities of this series. No representation is made as to the correctness or accuracy of such numbers as printed on the Securities of this series and reliance may be placed only on the other identification numbers printed hereon.

All capitalized terms used in this Security without definition which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM

To assign this Security, fill in the form below: (I) or (we) assign and transfer this Security to

_____

(Insert assignee's social security or tax I.D. number)

_____

_____

_____

_____

(Print or type assignee's name, address and zip code)

and irrevocably appoint _____
agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Dated:_____   Your Signature:_____

(Sign exactly as your
name appears on the other
side of this Security)

Signature Guaranty:_____

[Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Transfer Agent, which requirements will include membership or participation in STAMP or such other signature guarantee program as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.]

Social Security Number or Taxpayer Identification
Number:_____

No. R- $_____

(Form of Bond of Collateral Series I)

WISCONSIN PUBLIC SERVICE CORPORATION

(Incorporated under the laws of the State of Wisconsin)
First Mortgage Bond, Collateral Series I

THE FIRST MORTGAGE BONDS, COLLATERAL SERIES I (HEREINAFTER, "COLLATERAL BONDS"), REPRESENTED BY THIS CERTIFICATE ARE BEING ISSUED AND DELIVERED BY THE COMPANY TO U. S. BANK NATIONAL ASSOCIATION AS TRUSTEE (IN SUCH CAPACITY, THE "SENIOR TRUSTEE") UNDER AN INDENTURE, DATED AS OF DECEMBER 1, 1998, BETWEEN THE COMPANY AND A PREDECESSOR OF THE SENIOR TRUSTEE, AS PREVIOUSLY SUPPLEMENTED AND AS SUPPLEMENTED BY THE NINTH SUPPLEMENTAL INDENTURE THERETO DATED AS OF DECEMBER 1, 2012 (AS SO SUPPLEMENTED, THE "SENIOR INDENTURE"). THE COLLATERAL BONDS ARE TO BE HELD IN TRUST AS COLLATERAL FOR THE BENEFIT OF THE HOLDERS OF THE SENIOR NOTES, 3.671% SERIES DUE DECEMBER 1, 2042 (THE "RELATED SECURITIES") ISSUED PURSUANT TO THE SENIOR INDENTURE.

THE COLLATERAL BONDS MAY NOT BE SOLD OR OTHERWISE TRANSFERRED (EXCEPT TO A SUCCESSOR SENIOR TRUSTEE) UNTIL THE EARLIER OF THE RELEASE DATE (AS DEFINED BELOW) OR THE PRIOR RETIREMENT OF THE RELATED SECURITIES THROUGH REDEMPTION, REPURCHASE OR OTHERWISE.

THE COMPANY SHALL MAKE PAYMENTS OF THE PRINCIPAL OF, AND PREMIUM, IF ANY, AND INTEREST ON, THE COLLATERAL BONDS, TO THE SENIOR TRUSTEE, WHICH PAYMENTS SHALL BE APPLIED BY THE SENIOR TRUSTEE TO THE SATISFACTION OF OBLIGATIONS ON THE RELATED SECURITIES.

THE MATURITY DATE SPECIFIED ABOVE IS ALSO THE MATURITY DATE OF THE RELATED SECURITIES.

WISCONSIN PUBLIC SERVICE CORPORATION, a corporation organized and existing under the laws of the State of Wisconsin (hereinafter called the Company), for value received, hereby promises to pay to U.S. BANK NATIONAL ASSOCIATION, as trustee for the benefit of the holders of the Related Securities, or registered assigns (in such capacity, the "Senior Trustee"), at the Corporate Trust Services Office of U.S. Bank National Association, in Milwaukee, Wisconsin, on the 1st day of December, 2042, the sum of Three Hundred Million Dollars ($300,000,000) in lawful money of the United States of America, and to pay interest thereon from the date hereof (i) at the rate of 0% per annum prior to December 3, 2012, and (ii) at the rate of 3.671% per annum from and after December 3, 2012, in like money, until the

principal hereof becomes due and payable, said interest being payable on the 1st day of June and on the 1st day of December in each year commencing June 1, 2013. The principal and interest so payable on any June 1 or December 1 will be paid to the person or entity in whose name this bond is registered, at the address thereof as it appears on the Company's books for registration and registration of transfer.

The provisions of this bond are continued on the reverse hereof or attached pages and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. Bank National Association (successor to First Wisconsin Trust Company), as Trustee under the Indenture, or its successors thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, WISCONSIN PUBLIC SERVICE CORPORATION has caused this bond to be signed in its name by the manual or facsimile signature of its President or a Vice President and its corporate seal or a facsimile thereof to be hereto affixed and attested by the manual or facsimile signature of its Secretary or an Assistant Secretary.

Dated as of: December 1, 2012

WISCONSIN PUBLIC SERVICE CORPORATION,

BY: _____
_____ President

Attest:

_____
_____ Assistant Secretary

16

This bond is one of the bonds of the series designated therein, described in the within mentioned Indenture and Supplemental Indenture.

U.S. BANK NATIONAL ASSOCIATION,
As Trustee

By:_____
Authorized Signature

(Text appearing on reverse side of bond or attached pages)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the Series and designation indicated on the face hereof, which issue of bonds consists, or may consist, of several series of varying denominations, dates and tenors, all issued and to be issued under and equally secured (except in so far as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture, may afford additional security for the bonds of any specific series) by a First Mortgage and Deed of Trust (herein called the "Indenture") dated as of January 1, 1941, executed by the Company to First Wisconsin Trust Company (subsequently succeeded by U.S. Bank National Association, herein called the Trustee), as Trustee, to which Indenture and all instruments supplemental thereto reference is hereby made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and any instruments supplemental thereto and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided. This bond is one of a series created by a Supplemental Indenture (herein called the "Supplemental Indenture") dated as of December 1, 2012, between the Company and the Trustee, which is supplemental to the Indenture.

The Senior Trustee has agreed pursuant to the Senior Indenture to hold the Bonds of this Series as collateral for the benefit of the holders of the Related Securities under all circumstances and not to transfer (except to a successor trustee) such Bonds until the earlier of the Release Date or the prior retirement of the Related Securities through redemption, repurchase or otherwise. "Release Date" means the date on which all First Mortgage Bonds of the Company issued and outstanding under the Indenture, other than the Bonds of this Series and other Bonds pledged as security for Securities issued under the Senior Indenture (collectively "Collateral Bonds"), have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise provided that no default or event of default has occurred and is continuing under the Senior Indenture. On the Release Date, the Senior Trustee shall deliver to the Company for cancellation all Collateral Bonds, and the Company shall cause the Senior Trustee to provide notice to all holders of Related Securities of the occurrence of the Release Date. As a result, on

the Release Date, the Bonds of this Series shall cease to secure the Related Securities. Following the Release Date, the Company shall cause the Indenture to be discharged, and the Company shall not issue any additional Collateral Bonds thereunder, and from and after the Release Date, the Company's obligations in respect of the Collateral Bonds shall be satisfied and discharged.

With the consent of the Company and to the extent permitted by and as provided in the Indenture and/or any instruments supplemental thereto, the rights and obligations of the Company and/or of the holders of the bonds, and/or terms and provisions of the Indenture and/or of any instruments supplemental thereto may be modified or altered by consent of the holders of at least seventy percent (70%) in principal amount of the bonds then outstanding under the Indenture and any instruments supplemental thereto (excluding bonds challenged and disqualified from voting by reason of the interest of the Company or of certain related persons therein as provided in the Indenture); provided that no such modification or alteration shall permit the extension of the maturity of the principal of this bond or the reduction in the rate of interest hereon or any other modification in the terms of payment of such principal or interest or the taking of certain other action as more fully set forth in the Indenture without the consent of the holder hereof.

The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes, and shall not be affected by any notice to the contrary.

The bonds of this Series are subject to redemption, prior to maturity, at the option of the Company in whole at any time or in part from time to time, upon payment of a redemption price equal to the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360 day year of twelve 30-day months) at the Treasury Rate (as defined in the Supplemental Indenture), plus fifteen hundredths of one percent (0.15%) plus in each case accrued and unpaid interest to the redemption date, all subject to the conditions and as more fully set forth in the Indenture and the Supplemental Indenture.

Notice of any such redemption shall be hand delivered or mailed not less than thirty (30) days prior to the redemption date to the registered owner of the bonds so to be redeemed, at its address as the same shall appear on the Company's books for registration and registration of transfer, all subject to the conditions and as more fully set forth in the Indenture and in the Supplemental Indenture, except that no newspaper publication shall be required.

In the event that an event of default under Section 6.01 of the Senior Indenture has occurred and is continuing, and the Senior Trustee has declared the principal of all of the Related Securities then outstanding immediately due and payable (or such principal has become ipso facto immediately due and payable) under Section 6.02 of the Senior Indenture, then the Company shall call for redemption and redeem all of the bonds of this series then outstanding at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the redemption date. The redemption date shall be the accelerated maturity date of the

Related Securities, and no prior notice of such redemption to the Trustee or the Senior Trustee shall be required.

This bond is nontransferable except to the Senior Trustee and successor trustees thereto. To the extent that it is transferable, it is transferable by the registered owner hereof in person or by attorney duly authorized in writing, on books of the Company to be kept for that purpose at the corporate trust services office of the Trustee at Milwaukee, Wisconsin, upon surrender hereof for cancellation at said office and upon presentation of a written instrument of transfer duly executed. Thereupon the Company shall issue in the name of the transferee, and the Trustee shall authenticate and deliver, a new registered bond or bonds without coupons of the same maturity and interest rate and of equal aggregate principal amount. Any such transfer shall be subject to the terms and conditions specified in the Indenture and the Supplemental Indenture.

No recourse shall be had for the payment of principal of, premium, if any, or interest on this bond, or any part thereof, or of any claim based hereon or in respect hereof or of the Indenture or any instrument supplemental thereto, against any incorporator, or any past, present or future stockholder, officer or director of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released, as more fully provided in the Indenture.

(End of text of bond)

(Form of Prepayment Record)

PREPAYMENT RECORD

PRINCIPAL AMOUNT OF BOND $_____

DATE OF MATURITY: DECEMBER 1, 2042

Prepayments on Principal		Balance	Signature of Authorized
Amount	**Date**	**Outstanding**	**Officer and Title**

Exhibit 4.2

Document Number

43RD SUPPLEMENTAL INDENTURE

Recording Area

Name and Return Address

Wisconsin Public Service Corporation
Attention: Real Estate Department
P.O. Box 19001
Green Bay, Wisconsin 54307-9001

See Schedule A hereto

Parcel Identification Number (PIN)

This Supplemental Indenture, and the Indenture as defined and described herein, collectively, (a) secure obligations incurred for the construction of improvements on the land described herein and therein, including the acquisition costs of said land, and (b) are a "construction mortgage" as defined in and for purposes of section 706.11 of the Wisconsin Statutes, and as defined in and for purposes of Article 9 of the Uniform Commercial Code, as each of the same may be amended or renumbered from time to time.

This Supplemental Indenture and the Indenture, collectively, are a "construction mortgage lien" as defined in and for purposes of the Iowa Code, as the same may be amended from time to time.

43RD SUPPLEMENTAL INDENTURE

43RD SUPPLEMENTAL INDENTURE

* * *

FROM

WISCONSIN PUBLIC SERVICE CORPORATION

TO

U.S. BANK NATIONAL ASSOCIATION

**(successor to Firstar Bank, National Association,
successor to Firstar Trust Company,
formerly known as First Wisconsin Trust Company),**

AS TRUSTEE

* * *

DATED AS OF DECEMBER 1, 2012

* * *

**SUPPLEMENTAL
to
First Mortgage and Deed of Trust
dated as of January 1, 1941,
as supplemented, amended and modified**

* * *

This Supplemental Indenture, and the Indenture as defined and described herein, collectively, (a) secure obligations incurred for the construction of improvements on the land described herein and therein, including the acquisition costs of said land, and (b) are a "construction mortgage" as defined in and for purposes of section 706.11 of the Wisconsin Statutes, and as defined in and for purposes of Article 9 of the Uniform Commercial Code, as each of the same may be amended or renumbered from time to time.

This Supplemental Indenture and the Indenture, collectively, are a "construction mortgage lien" as defined in and for purposes of the Iowa Code, as the same may be amended from time to time.

WISCONSIN PUBLIC SERVICE CORPORATION
43RD SUPPLEMENTAL INDENTURE

Dated as of December 1, 2012

TABLE OF CONTENTS
_____


PAGE

Parties.. 1
Recitals... 1
Form of Bond of Collateral Series I 4
Form of Trustee's Certificate... 5
Form of Prepayment Record.. 9
Further Recitals.. 9

ARTICLE I
FORM OF EXECUTION OF BONDS OF NEW SERIES

Sec. 1.01	Terms of bonds of new series	10
Sec. 1.02	Limitation of new series to $300,000,000 subject to right of Company to reopen such series for issuances of additional bonds	10
Sec. 1.03	Optional redemption of bonds of new series by Company	10
Sec. 1.04	Notice of, and selection of bonds of new series for, redemption	11
Sec. 1.05	Redemption in event of default under section 6.01 of the Senior Indenture	12
Sec. 1.06	Partial redemption and payments of redemption price without presentation of bonds and new series	12
Sec. 1.07	Company not obligated to make any transfer of bonds of new series for fifteen days before any interest payment date	12
Sec. 1.08	Charges for transfer of bonds of new series	12
Sec. 1.09	Bonds of new series may be signed by facsimile signatures of Company officers	12
Sec. 1.10	Payment dates falling on Saturday, Sunday or legal holiday	13
Sec. 1.11	Bonds of new series redeemed or paid not reissuable, but may be basis for issuance of bonds of different series, credits or cash withdrawals	13
Sec. 1.12	Company right to reopen new series and provisions applicable thereto	14

ARTICLE II
CONFIRMATION OF LIEN

Sec. 2.01   Granting clauses and habendum 14

ARTICLE III
PARTICULAR COVENANTS OF THE COMPANY

Sec. 3.01   Duly authorized by law to execute and deliver
Supplemental Indenture and issue bonds...15
Sec. 3.02   Covenant of lawful possession, right to mortgage property
and to maintain lien of Indenture...15
Sec. 3.03   Payment of principal and interest 15
Sec. 3.04   Nonliability of Trustee...15

ARTICLE IV
UNIFORM COMMERCIAL CODE AND ADDITIONAL STATE LAW MATTERS

Sec. 4.01   Representations and warranties...15
Sec. 4.02   Supplemental Indenture to be effective as a fixture filing........................16
Sec. 4.03   Uniform Commercial Code transmitting utility.......................................16
Sec. 4.04   Acknowledgement of receipt by Company...16
Sec. 4.05   Notice of amount secured by mortgage 17
Sec. 4.06   Maturity dates of Bonds...17
Sec. 4.07   Iowa transmitting utility...17
Sec. 4.08   Supplemental Indenture and Indenture are construction
mortages..17
Sec. 4.09   Constructive notice fo the lien and security interest.................................17
Sec. 4.10   Additional Michigan representation and warranty 18

ARTICLE IV
MISCELLANEOUS

Sec. 5.01   Recitals not made by Trustee. No representations made by
Trustee. Trust accepted subject to terms and conditions of
Indenture 18
Sec. 5.02   Supplemental Indenture to be construed as part of Indenture...................18
Sec. 5.03(a)   References to either party to Supplemental Indenture
includes successors or assigns 18
     (b)   Table of contents and descriptive headings of articles not to
affect meaning...18
Sec. 5.04(a)   Trust Indenture Act requirements control..18
     (b)   Severability of Supplemental Indenture provisions and bond
provisions 19
Sec. 5.05   Provisions for execution in counterparts..19
Sec. 5.06   Supplemental Indenture effective on execution and delivery....................19

43rd Supplemental Indenture, made as of the 1st day of December, 2012 by and between WISCONSIN PUBLIC SERVICE CORPORATION, a corporation duly organized and existing under and by virtue of the laws of the State of Wisconsin, having its principal office in the City of Green Bay, in the County of Brown, in the State of Wisconsin (hereinafter sometimes called the "Company"), party of the first part, and U.S. BANK NATIONAL ASSOCIATION, (successor to Firstar Bank, National Association, successor to Firstar Trust Company, formerly known as First Wisconsin Trust Company), a national banking association duly organized and existing under and by virtue of the laws of the United States, having its Corporate Trust Services Office in the City of Milwaukee, in the County of Milwaukee, in the State of Wisconsin, as Trustee (hereinafter sometimes called the "Trustee"), party of the second part.

WHEREAS, the Company has heretofore executed and delivered to the predecessor of the Trustee its First Mortgage and Deed of Trust made as of January 1, 1941 (hereinafter referred to as the "1941 Mortgage") and has heretofore executed and delivered to the predecessor of the Trustee or to the Trustee supplemental indentures dated and hereinafter referred to as follows:

Supplemental Indenture Dated (as of)	Hereinafter referred to as
November 1, 1947	First Supplemental Indenture*
August 1, 1948	Second Supplemental Indenture
September 1, 1949	Third Supplemental Indenture
November 1, 1950	Fourth Supplemental Indenture*
May 1, 1953	Fifth Supplemental Indenture*
January 1, 1954	Sixth Supplemental Indenture
October 1, 1954	Seventh Supplemental Indenture
December 1, 1957	Eighth Supplemental Indenture
November 1, 1959	Ninth Supplemental Indenture
October 1, 1963	Tenth Supplemental Indenture
June 1, 1964	Eleventh Supplemental Indenture
November 1, 1967	Twelfth Supplemental Indenture
April 1, 1969	Thirteenth Supplemental Indenture
August 1, 1970	Fourteenth Supplemental Indenture
May 1, 1971	Fifteenth Supplemental Indenture
August 1, 1973	Sixteenth Supplemental Indenture*
September 1, 1973	Seventeenth Supplemental Indenture
October 1, 1975	Eighteenth Supplemental Indenture
February 1, 1977	Nineteenth Supplemental Indenture
July 15, 1980	Twentieth Supplemental Indenture
December 1, 1980	Twenty-First Supplemental Indenture*
April 1, 1981	Twenty-Second Supplemental Indenture
February 1, 1984	Twenty-Third Supplemental Indenture
March 15, 1984	Twenty-Fourth Supplemental Indenture
October 1, 1985	Twenty-Fifth Supplemental Indenture
December 1, 1987	Twenty-Sixth Supplemental Indenture*
September 1, 1991	Twenty-Seventh Supplemental Indenture

| | **Supplemental Indenture** |
Dated (as of)	**Hereinafter referred to as**
July 1, 1992...	Twenty-Eighth Supplemental Indenture
October 1, 1992...	Twenty-Ninth Supplemental Indenture
February 1, 1993	Thirtieth Supplemental Indenture
July 1, 1993...	Thirty-First Supplemental Indenture
November 1, 1993..	Thirty-Second Supplemental Indenture
December 1, 1998	Thirty-Third Supplemental Indenture
August 1, 2001	Thirty-Fourth Supplemental Indenture
December 1, 2002	Thirty-Fifth Supplemental Indenture
December 1, 2003	Thirty-Sixth Supplemental Indenture
December 1, 2006	Thirty-Seventh Supplemental Indenture
August 1, 2006..	Thirty-Eighth Supplemental Indenture
November 1, 2007..	Thirty-Ninth Supplemental Indenture
December 1, 2008	Fortieth Supplemental Indenture
December 18, 2008	Forty-First Supplemental Indenture
April 25, 2010	42nd Supplemental Indenture

*Includes amendments to or modifications of certain provisions of the 1941 Mortgage.

———————————

(said 1941 Mortgage, as supplemented, amended or modified by the aforesaid Supplemental Indentures, being hereinafter referred to as the "Indenture", except as such term is differently defined and used in and for the purposes of the Form of Bond of Collateral Series I and the Form of Trustee's Certificate hereinafter set forth), whereby the Company granted, bargained, sold, warranted, released, conveyed, assigned, transferred, mortgaged, pledged, set over and confirmed unto the Trustee, and to its respective successors in trust, upon the terms, conditions and trusts therein set forth, all the property as therein described, real, personal and mixed, then owned or thereafter acquired by the Company, with certain exceptions as in the granting clauses and definitions of the Indenture set forth, to be held by the Trustee in trust, under the terms and subject to the conditions of the Indenture, as security for the bonds of the Company issued and to be issued thereunder in accordance with the provisions of the Indenture; and

WHEREAS, the Indenture further provides that all of the property, rights and franchises acquired by the Company after the date of the 1941 Mortgage shall be as fully embraced within the lien thereof as if such property were then owned by the Company and were specifically described therein and conveyed thereby; and

WHEREAS, the Company has acquired and may acquire hereafter certain property, real, personal and mixed, located in the States of Wisconsin, Michigan and/or Iowa (hereinafter sometimes called, collectively, the "Additional Company Property"), the Additional Company Property including without limitation the property described on **SCHEDULE A**, annexed hereto and hereby made a part hereof; and

WHEREAS, the Additional Company Property is now, and upon its acquisition will be, subject to the lien of the Indenture by virtue of the provisions thereof conveying to the Trustee property acquired after the execution and delivery of the 1941 Mortgage; and

WHEREAS, the Company now desires in and by this Supplemental Indenture to give constructive notice of the Indenture, the lien and security interest thereof and certain terms and provisions thereof, as they affect or relate to the Additional Company Property; and

WHEREAS, the Company further desires in and by this Supplemental Indenture to record and file the description of and to confirm unto the Trustee, the Additional Company Property; and

WHEREAS, Section 2.01 of the 1941 Mortgage provides that bonds may be issued thereunder in one or more series, each series to have such distinctive designation as the Board of Directors of the Company may select for such series; and

WHEREAS, the Company has heretofore issued and there are now outstanding, in accordance with the provisions of the 1941 Mortgage and said Supplemental Indentures bonds of several series designated "First Mortgage Bonds, 7-1/8% Series Due July 1, 2023", "First Mortgage Bonds Collateral Series A", "First Mortgage Bonds Collateral Series C", "First Mortgage Bonds Collateral Series D", "First Mortgage Bonds Collateral Series E", "First Mortgage Bonds Collateral Series F", "First Mortgage Bonds Collateral Series G", and "First Mortgage Bonds Collateral Series H"; and

WHEREAS, the Indenture further provides that the amount of bonds which may be issued under the Indenture is not limited except as may be limited by law or by the stockholders and/or the Board of Directors of the Company, and that bonds so issued thereunder will be secured by the lien of the Indenture equally and ratably with all other bonds then outstanding thereunder except insofar as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture may afford additional security for the bonds of any specific series; and

WHEREAS, the Company has agreed to issue $300,000,000 in aggregate principal amount of Senior Notes, 3.671% Series Due December 1, 2042 (the "Related Securities") pursuant to an Indenture, dated as of December 1, 1998, between the Company and a predecessor of U.S. Bank National Association, as trustee (the "Senior Trustee") as supplemented, subject to the right of the Company to reopen the Related Securities for issuances of additional Related Securities of such series on the terms and subject to the conditions specified in such Indenture; and

WHEREAS, in order to secure the Company's obligations to pay principal, premium, if any, and interest on the Related Securities, the Company is desirous of providing for the issuance under the Indenture of bonds of a new series designated as "First Mortgage Bonds, Collateral Series I", in an aggregate principal amount of not more than $300,000,000, subject to the right of the Company to reopen such series for issuances of additional bonds of such series, the bonds of said series to be issued as registered bonds without coupons in any denominations that the Company may from time to time execute and deliver, the bonds of said series, the

Trustee's Certificate, and the Form of Prepayment Record to be substantially in the tenor following:

(Form of Bond of Collateral Series I)

No._____ $_____

WISCONSIN PUBLIC SERVICE CORPORATION

(Incorporated under the laws of the State of Wisconsin)
First Mortgage Bond, Collateral Series I

THE FIRST MORTGAGE BONDS, COLLATERAL SERIES I (HEREINAFTER, "COLLATERAL BONDS"), REPRESENTED BY THIS CERTIFICATE ARE BEING ISSUED AND DELIVERED BY THE COMPANY TO U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE (IN SUCH CAPACITY, THE "SENIOR TRUSTEE") UNDER AN INDENTURE, DATED AS OF DECEMBER 1, 1998, BETWEEN THE COMPANY AND A PREDECESSOR OF THE SENIOR TRUSTEE, AS PREVIOUSLY SUPPLEMENTED AND AS SUPPLEMENTED BY THE NINTH SUPPLEMENTAL INDENTURE THERETO DATED AS OF DECEMBER 1, 2012 (AS SO SUPPLEMENTED, THE "SENIOR INDENTURE"). THE COLLATERAL BONDS ARE TO BE HELD IN TRUST AS COLLATERAL FOR THE BENEFIT OF THE HOLDERS OF THE SENIOR NOTES, 3.671% SERIES DUE DECEMBER 1, 2042 (THE "RELATED SECURITIES") ISSUED PURSUANT TO THE SENIOR INDENTURE.

THE COLLATERAL BONDS MAY NOT BE SOLD OR OTHERWISE TRANSFERRED (EXCEPT TO A SUCCESSOR SENIOR TRUSTEE) UNTIL THE EARLIER OF THE RELEASE DATE (AS DEFINED BELOW) OR THE PRIOR RETIREMENT OF THE RELATED SECURITIES THROUGH REDEMPTION, REPURCHASE OR OTHERWISE.

THE COMPANY SHALL MAKE PAYMENTS OF THE PRINCIPAL OF, AND PREMIUM, IF ANY, AND INTEREST ON, THE COLLATERAL BONDS, TO THE SENIOR TRUSTEE, WHICH PAYMENTS SHALL BE APPLIED BY THE SENIOR TRUSTEE TO THE SATISFACTION OF OBLIGATIONS ON THE RELATED SECURITIES.

THE MATURITY DATE SPECIFIED ABOVE IS ALSO THE MATURITY DATE OF THE RELATED SECURITIES.

       WISCONSIN PUBLIC SERVICE CORPORATION, a corporation organized and existing under the laws of the State of Wisconsin (hereinafter called the "Company"), for value received, hereby promises to pay to U.S. BANK NATIONAL ASSOCIATION, as trustee for the benefit of the holders of the Related Securities, or registered assigns (in such capacity, the "Senior Trustee"), at the Corporate Trust Services Office of U.S. Bank National Association, in Milwaukee, Wisconsin, on the 1ˢᵗ day of December, 2042, the sum of _____ Dollars ($_____) in lawful money of the United States of America, and to pay interest thereon from the date hereof (i) at the rate of 0% per annum prior to December 3, 2012, and (ii) at the rate of 3.671% per annum from and after December 3, 2012, in like money, until the principal hereof

4

becomes due and payable, said interest being payable on the 1st day of June and on the 1st day of December in each year commencing June 1, 2013. The principal and interest so payable on any June 1 or December 1 will be paid to the person or entity in whose name this bond is registered, at the address thereof as it appears on the Company's books for registration and registration of transfer.

The provisions of this bond are continued on the reverse hereof or attached pages and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. Bank National Association, (successor to First Wisconsin Trust Company), as Trustee under the Indenture, or its successors thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, WISCONSIN PUBLIC SERVICE CORPORATION has caused this bond to be signed in its name by the manual or facsimile signature of its President or a Vice President and its corporate seal or a facsimile thereof to be hereto affixed and attested by the manual or facsimile signature of its Secretary or an Assistant Secretary.

Dated as of:

WISCONSIN PUBLIC SERVICE CORPORATION,

By: _____
_____President

Attest:

_____
_____ Secretary

(Form of Trustee's Certificate)

This bond is one of the bonds of the series designated therein, described in the within mentioned Indenture and Supplemental Indenture.

U.S. BANK NATIONAL ASSOCIATION,
  As Trustee

By: _____
Authorized Signature

(Text appearing on reverse side of bond or attached pages)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the series and designation indicated on the face hereof, which issue of bonds consists, or may consist, of several series of varying denominations, dates and tenors, all issued and to be issued under and equally secured (except in so far as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture, may afford additional security for the bonds of any specific series) by a First Mortgage and Deed of Trust (herein called the "Indenture") dated as of January 1, 1941, executed by the Company to First Wisconsin Trust Company (subsequently succeeded by U.S. Bank National Association, herein called the Trustee), as Trustee, to which Indenture and all instruments supplemental thereto reference is hereby made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and any instruments supplemental thereto and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided. This bond is one of a series created by a Supplemental Indenture (herein called the "Supplemental Indenture") dated as of December 1, 2012, between the Company and the Trustee, which is supplemental to the Indenture.

The Senior Trustee has agreed pursuant to the Senior Indenture to hold the Bonds of this Series as collateral for the benefit of the holders of the Related Securities under all circumstances and not to transfer (except to a successor trustee) such Bonds until the earlier of the Release Date or the prior retirement of the Related Securities through redemption, repurchase or otherwise. "Release Date" means the date on which all First Mortgage Bonds of the Company issued and outstanding under the Indenture, other than the Bonds of this Series and other Bonds pledged as security for Securities issued under the Senior Indenture (collectively "Collateral Bonds"), have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise, provided that no default or event of default has occurred and is continuing under the Senior Indenture. On the Release Date, the Senior Trustee shall deliver to the Company for cancellation all Collateral Bonds, and the Company shall cause the Senior Trustee to provide notice to all holders of Related Securities of the occurrence of the Release Date. As a result, on the Release Date, the Bonds of this Series shall cease to secure the Related Securities. Following the Release Date, the Company shall cause the Indenture to be discharged, and the Company shall not issue any additional Collateral Bonds thereunder, and from and after the Release Date, the Company's obligations in respect of the Collateral Bonds shall be satisfied and discharged.

With the consent of the Company and to the extent permitted by and as provided in the Indenture and/or any instruments supplemental thereto, the rights and obligations of the Company and/or of the holders of the bonds, and/or terms and provisions of the Indenture and/or of any instruments supplemental thereto may be modified or altered by consent of the holders of at least seventy percent (70%) in principal amount of the bonds then outstanding under the Indenture and any instruments supplemental thereto (excluding bonds challenged and disqualified from voting by reason of the interest of the Company or of certain related persons therein as provided in the Indenture); provided that no such modification or alteration shall permit the extension of the maturity of the principal of this bond or the reduction in the rate of interest hereon or any other modification in the terms of payment of such principal or interest or

the taking of certain other action as more fully set forth in the Indenture without the consent of the holder hereof.

The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes, and shall not be affected by any notice to the contrary.

The bonds of this Series are subject to redemption, prior to maturity, at the option of the Company in whole at any time or in part from time to time, upon payment of a redemption price equal to the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360 day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Supplemental Indenture) plus fifteen hundredths of one percent (0.15%), plus in each case accrued and unpaid interest to the redemption date, all subject to the conditions and as more fully set forth in the Indenture and the Supplemental Indenture.

Notice of any such redemption shall be hand delivered or mailed not less than thirty (30) days prior to the redemption date to the registered owner of the bonds so to be redeemed, at its address as the same shall appear on the Company's books for registration and registration of transfer, all subject to the conditions and as more fully set forth in the Indenture and in the Supplemental Indenture, except that no newspaper publication shall be required.

In the event that an event of default under Section 6.01 of the Senior Indenture has occurred and is continuing, and the Senior Trustee has declared the principal of all of the Related Securities then outstanding immediately due and payable (or such principal has become ipso facto immediately due and payable) under Section 6.02 of the Senior Indenture, then the Company shall call for redemption and redeem all of the bonds of this series then outstanding at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the redemption date. The redemption date shall be the accelerated maturity date of the Related Securities, and no prior notice of such redemption to the Trustee or the Senior Trustee shall be required.

This bond is nontransferable except to the Senior Trustee and successor trustees thereto. To the extent that it is transferable, it is transferable by the registered owner hereof in person or by attorney duly authorized in writing, on books of the Company to be kept for that purpose at the corporate trust services office of the Trustee at Milwaukee, Wisconsin, upon surrender hereof for cancellation at said office and upon presentation of a written instrument of transfer duly executed. Thereupon the Company shall issue in the name of the transferee, and the Trustee shall authenticate and deliver, a new registered bond or bonds without coupons of the same maturity and interest rate and of equal aggregate principal amount. Any such transfer shall be subject to the terms and conditions specified in the Indenture and the Supplemental Indenture.

No recourse shall be had for the payment of principal of, premium, if any, or interest on this bond, or any part thereof, or of any claim based hereon or in respect hereof or of the Indenture or any instrument supplemental thereto, against any incorporator, or any past,

present or future stockholder, officer or director of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released, as more fully provided in the Indenture.

(End of text of bond)

(Form of Prepayment Record)

PREPAYMENT RECORD

PRINCIPAL AMOUNT OF BOND $_____

DATE OF MATURITY: DECEMBER 1, 2042

Prepayments on Principal

Amount	Date	Balance Outstanding	Signature of Authorized Officer and Title

and

WHEREAS, the 1941 Mortgage provides that the Company and the Trustee may enter into indentures supplemental thereto for the purposes, among others, of providing the terms and conditions of the issue of the bonds of any new series; and

WHEREAS, the Company is presently engaged within the States of Wisconsin and Michigan in conveying, distributing, supplying and serving electricity and gas, and within the State of Iowa in generating electricity, and intends that this Supplemental Indenture shall be received for record and for filing in the appropriate public offices of said States or of any other jurisdiction in which there may be located from time to time properties intended to be subject to the lien of the Indenture in the manner and with the effect provided by their respective laws in respect to mortgages by, and security interests in existing and hereafter acquired properties of, a corporation so engaged; and

WHEREAS, the execution and delivery of this Supplemental Indenture and the issue of bonds as in this Supplemental Indenture and the Indenture provided have been duly authorized by a resolution adopted by the Board of Directors of the Company; and

WHEREAS, all things necessary to make the bonds of Collateral Series I, when duly issued and executed by the Company, and authenticated and delivered by the Trustee, valid, binding and legal obligations of the Company, and to make the Indenture and this Supplemental Indenture valid, binding and legal instruments for the security thereof, have been done and performed and the issue of said bonds, as in this Supplemental Indenture and the Indenture provided, has been in all respects duly authorized;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH: Wisconsin Public Service Corporation, in consideration of the premises and of one dollar to it duly paid by the Trustee at or before the ensealing and delivery of these presents, the receipt whereof is hereby acknowledged, does hereby covenant and agree to and with U.S. Bank National Association, as Trustee, as follows:

ARTICLE I.

FORM AND EXECUTION OF BONDS OF NEW SERIES

SECTION 1.01.   There is hereby created, for issuance under the Indenture on the date or dates of authentication and delivery of the Related Securities, a series of bonds designated as Collateral Series I (herein sometimes referred to as the bonds of Collateral Series I), each of which shall bear the descriptive title "First Mortgage Bond, Collateral Series I". The bonds of said series shall be issued only in the form of registered bonds without coupons and shall be substantially of the tenor and purport, and in the form, hereinbefore recited. The bonds of said series shall mature on December 1, 2042, and shall be issued in any denominations that the Company may execute and deliver. The bonds of said series shall bear interest at the rate of 0% per annum prior to December 3, 2012, and three and six hundred seventy-one thousandths percent (3.671%) per annum from and after December 3, 2012, payable semi-annually on June 1 and December 1 of each year commencing June 1, 2013. Bonds of said series issued prior to June 1, 2013 shall be dated as of December 1, 2012 and bonds of said series issued on and after June 1, 2013 shall be dated as provided in Section 2.09 of the 1941 Mortgage. Principal and interest will be payable to the registered owner of the bonds of said series, and at the address thereof, appearing on the Company's books for registration and registration of transfer. Said bonds will be nontransferable except to the Senior Trustee and successors thereto, if any.

SECTION 1.02.   The aggregate principal amount of all bonds of Collateral Series I which may at any time be certified, issued and outstanding shall be limited to $300,000,000, subject to the right of the Company to reopen such series for issuances of additional bonds of such series, and bonds of said series may be executed, authenticated, delivered and issued hereunder from time to time subject to the restrictions and provisions contained in this Supplemental Indenture and in the 1941 Mortgage.

SECTION 1.03.   The bonds of Collateral Series I are subject to redemption prior to maturity at the option of the Company, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30-day months) at the Treasury Rate (as hereinafter defined) plus fifteen hundredths of one percent (0.15%), plus in each case accrued and unpaid interest to the date of redemption. The redemption price shall be set forth in an Officers' Certificate delivered to the Trustee on or before the redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the bonds of Collateral Series I that would be

utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds of Collateral Series I.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (ii) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all the quotations which the Trustee obtains.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York Time, on the third business day preceding such redemption date.

"Reference Treasury Dealer" means any primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer") selected by the Company.

SECTION 1.04.   In the event that the Company shall desire to exercise its right to redeem and pay all or any part of the bonds of Collateral Series I pursuant to Section 1.03, it shall, except as modified herein, comply with the terms and conditions of Article XI of the Indenture with regard to the redemption of bonds of any series secured thereby, and such redemption shall be made under and subject to the terms and provisions of said Article XI and in the manner and with the effect stated therein; provided, however, (a) the Company shall specify, in accordance with the provisions of this Supplemental Indenture, those bonds of Collateral Series I which are to be redeemed if only a part thereof are to be redeemed, and payments in redemption of bonds of Collateral Series I shall be made directly by the Company to the registered owners of the bonds entitled thereto; and (b) the provisions of Section 11.03(b) of the 1941 Mortgage shall not be applicable to any such redemption. The Company shall not exercise any option to redeem on any date all or any part of the bonds of Collateral Series I unless it shall give a valid direction under the Senior Indenture for the redemption on such date of an equal amount of Related Securities. Notice of each such redemption shall be hand delivered or mailed, by certified mail, with return receipt requested, at least thirty (30) days prior to the redemption date, to the registered owner of the bonds which are to be redeemed at its address appearing on the Company's books for registration and registration of transfer. Such delivery or mailing (but not the receipt thereof or the return of the receipt so requested) shall be a condition to the redemption of the bonds. All bonds so redeemed shall forthwith be delivered to the Trustee and cancelled, but only when the principal, premium, if any, and accrued and unpaid interest thereon is paid in full. The Trustee, when required to select bonds of Collateral Series I for redemption, shall promptly notify the Company, and the Company, when selecting bonds of Collateral Series I for redemption, shall promptly notify the Trustee, in writing of the distinctive numbers of the bonds selected for redemption in whole or in part. For the purpose only of complying with the Indenture (particularly Section 11.02 thereof) in connection with the redemption of bonds of

11

Collateral Series I, for each $1,000 principal amount of bonds authenticated and delivered hereunder there shall be assigned a number in such manner and at such time as the Trustee or the Company shall deem appropriate.

SECTION 1.05.   The Company shall call for redemption all of the bonds of the Collateral Series I then outstanding, and shall on the redemption date therefor redeem the same at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the redemption date, in the event that an event of default has occurred and is continuing under Section 6.01 of the Senior Indenture, and the Senior Trustee has declared the principal of all Related Securities then outstanding immediately due and payable (or such principal has become ipso facto immediately due and payable) pursuant to Section 6.02 of the Senior Indenture. The redemption date shall be the accelerated maturity date of the Related Securities; provided, however, that such requirement of redemption shall be deemed to be waived if prior to the date fixed for such redemption of the bonds of Collateral Series I, the acceleration of the Related Securities is waived or annulled. Any provision of Article XI of the Indenture notwithstanding, no prior notice of such redemption of the bonds of Collateral Series I to the Trustee or the Senior Trustee shall be required.

SECTION 1.06.   Subject to the provisions of Section 1.04, Bonds of Collateral Series I may be redeemed in part, but the portion of any such bond so redeemed in part shall be One Thousand Dollars ($1,000) or an integral multiple thereof. In case any bond shall be redeemed in part only, payment of the redemption price of such portion of the bond of Collateral Series I shall be made by the Company (or Trustee, as the case may be) to the registered owner thereof, at its address appearing on the Company's books for registration and registration of transfer of bonds of Collateral Series I without presentation or surrender thereof, provided there is on file with the Company and Trustee (and not theretofore rescinded by written notice from such registered owner to the Company and Trustee) a written commitment from such registered owner to the effect that (1) payments will be so made, and (2) such registered owner will make notations on such bond or a paper attached thereto of the portion thereof so redeemed. Prior to any transfer by the registered owner of any bond of Collateral Series I, the same shall be surrendered to the Company or Trustee for appropriate notation thereon of, or in exchange for a new bond or bonds for, the unredeemed balance of the principal amount thereof. The Trustee shall not be under any duty to determine that any of the notations mentioned herein have been made or be liable in any manner with respect thereto.

SECTION 1.07.   The Company shall not be obligated to make any transfer of bonds of Collateral Series I for a period of fifteen (15) calendar days next preceding any interest payment date, or next preceding any selection by lot of bonds to be redeemed. The Company shall not be obligated to make transfers of any bonds called or being called for redemption.

SECTION 1.08.   No charge shall be made to any registered owner of any bond of Collateral Series I for any transfer of bonds of said series except for any tax or other governmental charge required to be paid in connection therewith.

SECTION 1.09.   The signatures of the President or a Vice President and of the Secretary or an Assistant Secretary upon the bonds of Collateral Series I may be facsimile

signatures imprinted or otherwise reproduced on such bonds. Any such facsimile signature shall have the same effect and shall be subject to the same provisions set forth in Section 2.13 of the 1941 Mortgage as to signatures upon bonds generally.

SECTION 1.10. In the event that an interest payment or maturity date or a date fixed for redemption of any bond of Collateral Series I shall be a Saturday, Sunday or a legal holiday or a day on which banking institutions in the city of location of the registered address of the owner are authorized by law to close, then payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding business day not a Saturday, Sunday or a legal holiday or a day upon which banking institutions in the city of location of the registered address of the owner are authorized by law to close, with the same force and effect as if made on the date of maturity, interest date, or the date fixed for redemption, and no interest shall accrue for the period after such date.

SECTION 1.11. Bonds of Collateral Series I which have been redeemed or have been paid at maturity shall not be reissued as bonds of said series, but may be made the basis for the issuance of additional bonds of any series hereafter created, or credits may be taken or cash withdrawn on the basis thereof under any applicable provisions of the 1941 Mortgage or any future supplemental indenture.

SECTION 1.12. The Company shall have the right to reopen the bonds of Collateral Series I, for issuances of additional bonds of such series ("Additional Bonds"), by written application pursuant to Section 4.01(a) of the 1941 Mortgage for the authentication and delivery of such Additional Bonds. Additional Bonds may be executed, authenticated, delivered, and issued upon and subject to the provisions of the Indenture (including but not limited to those of Articles IV, V, VI, VII, and/or VIII thereof, if and as applicable); and upon (but only upon) such execution, authentication, delivery, and issuance, the following additional provisions shall be deemed to apply:

The bonds of Collateral Series I are hereby reopened for the issuance of Additional Bonds in the aggregate principal amount specified in the written application of the Company, which shall constitute a further issuance of, and will be consolidated with, the bonds of Collateral Series I so as to form a single series with the bonds of Collateral Series I, and shall have the same terms as the bonds of such series, except that the Additional Bonds shall be dated (and shall bear interest) as provided in Section 1.01 of this Supplemental Indenture. The Additional Bonds shall be substantially in the form hereinbefore recited but may contain such changes as may be appropriate to reflect their date or dates of issuance.

All references to the bonds of Collateral Series I in this Supplemental Indenture, in the form of such bonds hereinbefore recited, and in such bonds shall be deemed to include the Additional Bonds issued hereunder, and the Additional Bonds shall be subject to, and be entitled to the benefits of, this Supplemental Indenture; except that the dates of issuance of, and the dates from which interest will begin to accrue on, the Additional Bonds shall be as set forth in this Section 1.12.

ARTICLE II.

CONFIRMATION OF LIEN

SECTION 2.01.　　　　The Company, in order to record the description of, and confirm unto the Trustee, the Additional Company Property (which Additional Company Property is now, and upon its acquisition will be, subject to the lien of the Indenture by virtue of the provisions thereof conveying to the Trustee property acquired after the execution and delivery of the 1941 Mortgage), by these presents does grant, bargain, sell, warrant, release, convey, assign, transfer, mortgage, pledge, set over and confirm unto U.S. Bank National Association, as Trustee, and to its respective successors in said trust forever, subject to the rights reserved by the Company in and by other provisions of the Indenture and this Supplemental Indenture, all of the property described and mentioned or enumerated or referred to in a schedule hereto annexed and marked **SCHEDULE A**, reference to said schedule for a description and enumeration of the property therein described and enumerated being hereby made with the same force and effect as if the same were incorporated herein at length; and all other property, real, personal and mixed, comprising or relating to the Additional Company Property, now owned or hereafter acquired or to be acquired by the Company, and wheresoever situated (except as in the Indenture excepted from the lien thereof), subject to the rights reserved by the Company in and by other provisions of the Indenture, including (without in any manner limiting or impairing by the enumeration of the same the scope and intent of the foregoing or of any general description contained in the Indenture) all lands, rights of way, other land rights, flowage and other water rights, reservoirs, dams, waterways, docks, roads, and other land improvements; steam, hydro and other electric generating plants, including buildings and other structures, water wheels, turbines, generators, exciters, boilers and other boiler plant equipment, condensing equipment, and all other equipment; substations; electric transmission and distribution systems, including structures, poles, towers, fixtures, conduits, insulators, wires, cables, transformers, services and meters; gas generating and coke plants, including buildings, holders and other structures, boilers and other boiler plant equipment, benches, retorts, coke ovens, water gas sets, condensing and purification equipment, piping and other accessory works equipment; gas transmission and distribution systems, including structures, mains, pressure holders, governors, services, and meters; office, shop and other general buildings and structures, furniture and equipment; apparatus and equipment of all other kinds and descriptions; and all municipal and other franchises and all leaseholds, licenses, permits and privileges.

Together with all and singular the tenements, hereditaments and appurtenances belonging or in any wise appertaining to the aforesaid property or any part thereof with the reversion and reversions, remainder and remainders, tolls, rents and revenues, issues, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and every part and parcel thereof; and it is hereby agreed by the Company that (except as in the Indenture excepted from the lien thereof) all the property, rights and franchises acquired by the Company after the date hereof shall be as fully embraced within the lien thereof as if such property were now owned by the Company and were specifically described herein and conveyed hereby.

To have and to hold all said properties, mortgaged, pledged or conveyed by the Company as aforesaid, or intended so to be, unto the Trustee and its successors and assigns forever, subject, however, to permissible encumbrances as defined in the 1941 Mortgage; but in trust, nevertheless, for the same purposes and upon the same conditions as are fully set forth in the Indenture, which is hereby referred to.

ARTICLE III.

PARTICULAR COVENANTS OF THE COMPANY

In addition to the covenants contained in the Indenture, the Company hereby covenants as follows:

SECTION 3.01.   That it is duly authorized under the laws of the State of Wisconsin and under all other applicable provisions of law to create and issue the bonds of Collateral Series I, and to execute and deliver this Supplemental Indenture, and that all corporate action on its part for the creation and issue of said bonds and the execution of this Supplemental Indenture has been duly and effectually taken, and that said bonds when issued and delivered to the owners thereof are and will be valid and enforceable obligations of the Company, and that the Indenture is and always will be a valid mortgage and deed of trust to secure the payment of said bonds.

SECTION 3.02.   That it is lawfully possessed of all the property mortgaged and pledged by the Indenture; that it will maintain and preserve the lien of the Indenture on the property mortgaged and pledged thereby in accordance with the terms thereof and hereof so long as any of the bonds issued thereunder are outstanding; and that it has good right and lawful authority to mortgage and pledge the property mortgaged and pledged thereby as provided in and by the Indenture; and that the same is free and clear of all liens and encumbrances, except permissible encumbrances as defined in the Indenture.

SECTION 3.03.   That the Company will duly and punctually pay to the registered owner of bonds of Collateral Series I issued under and secured by the Indenture and this Supplemental Indenture the principal and interest of said bonds at the dates and place and in the manner mentioned in such bonds.

SECTION 3.04.   That the Trustee shall not incur any liability by reason of any default, failure or delay on the part of the Company to observe or perform its covenants contained in this Article III.

ARTICLE IV.

UNIFORM COMMERCIAL CODE AND ADDITIONAL STATE LAW MATTERS

Section 4.01.   With respect to the property comprising or relating to the Additional Company Property and the Trustee's security interest therein, the Company hereby represents and warrants to the Trustee as follows:

(a)   That value has been given, that the Company has rights in the collateral or the power to transfer rights in the collateral to a secured party, and that the Company, by its execution and delivery of the Indenture and this Supplemental Indenture, has authenticated a security agreement that provides a description of the collateral;

(b)   With respect to fixtures subject to the lien of the Indenture, that the Company has an interest of record in or is in possession of the real property, that the security interest is a purchase-money security interest, and that the security interest has been or will be perfected by a fixture filing before the goods become fixtures or within 20 days thereafter; and

(c)   That the Indenture and this Supplemental Indenture are a "construction mortgage" as defined in and for purposes of Article 9 of the Uniform Commercial Code, as the same may be amended or renumbered from time to time.

Section 4.02.   With respect to the goods or accounts covered by this Supplemental Indenture that are or are to become fixtures related to the real property described herein, this Supplemental Indenture is and shall be effective, from the date of recording, as a financing statement filed as a fixture filing. In connection therewith:

(a)   The name of the debtor is WISCONSIN PUBLIC SERVICE CORPORATION; the mailing address for the debtor is Wisconsin Public Service Corporation, 700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin 54307-9001; the debtor is a Wisconsin business corporation having the following organizational identification number (entity ID): 1W03350; the name of the secured party is U.S. BANK NATIONAL ASSOCIATION; the address of the secured party from which information concerning the security interest hereunder may be obtained is U.S. Bank National Association, Corporate Trust Services, 1555 Rivercenter Drive, Suite 203, Milwaukee, Wisconsin 53212; and the collateral covered hereby is set forth in Article II hereof;

(b)   This Supplemental Indenture covers fixtures, is to be filed for record in the real property records, and provides a description of the real property to which the collateral is related sufficient to give constructive notice of a mortgage under the law of the States of Wisconsin, Michigan and Iowa as if the description were contained in a record of the mortgage of the real property;

(c)   The debtor has an interest of record in the real property; and

(d)   The debtor hereby consents to and authorizes the filing of any initial financing statement, any amendment that adds collateral covered by a financing statement, and any amendment that adds a debtor to a financing statement.

Section 4.03.   The Company is a "transmitting utility" as defined in and for purposes of Article 9 of the Uniform Commercial Code, as the same may be amended or renumbered from time to time.

Section 4.04.   **THE COMPANY ACKNOWLEDGES THE RECEIPT OF A COPY OF THIS DOCUMENT AT THE TIME IT WAS SIGNED.**

Section 4.05. **NOTICE: This mortgage secures credit in the amount of $1,022,100,000.00. Loans and advances up to this amount, together with interest, are senior to indebtedness to other creditors under subsequently recorded or filed mortgages and liens.**

Section 4.06. The respective dates of maturity of the indebtedness or part thereof secured by the Indenture and this Supplemental Indenture are as follows:

Part of indebtedness	Date of maturity
First Mortgage Bonds, 7-1/8% Series Due July 1, 2023…..	July 1, 2023
First Mortgage Bonds Collateral Series A………………...	December 1, 2028
First Mortgage Bonds Collateral Series C………………...	December 1, 2012
First Mortgage Bonds Collateral Series D………………...	December 1, 2013
First Mortgage Bonds Collateral Series E…………………	December 1, 2036
First Mortgage Bonds Collateral Series F…………………	February 1, 2013
First Mortgage Bonds Collateral Series G………………...	November 1, 2017
First Mortgage Bonds Collateral Series H………………...	December 1, 2015
First Mortgage Bonds Collateral Series I………………...	December 1, 2042

Section 4.07. The Company is a "transmitting utility" as defined in and for purposes of sections 554B.1 and 554B.3 of the Iowa Code, as the same may be amended or renumbered from time to time. Property of the Company, whether owned at the time of the execution of the Indenture or this Supplemental Indenture or subsequently acquired, shall secure the obligations covered by the Indenture and this Supplemental Indenture.

Section 4.08 This Supplemental Indenture and the Indenture, collectively:

(i) secure obligations incurred for the construction of improvements on the land described herein and therein, including the acquisition costs of said land, and are a "construction mortgage" as defined in and for purposes of section 706.11 of the Wisconsin Statutes, and as defined in and for purposes of Article 9 of the Uniform Commercial Code, as each of the same may be amended or renumbered from time to time; and

(ii) are a "construction mortgage lien" as defined in and for purposes of section 572.18(2) of the Iowa Code, as the same may be amended or renumbered from time to time.

Section 4.09 For the purpose of giving further constructive notice of the Indenture and the lien and security interest thereof, reference is hereby made to:

(i) the 42nd Supplemental Indenture dated as of April 25, 2010, as the same was recorded on April 27, 2010, in the Office of the Recorder for Howard County, Iowa, at Book 2010, Page 543, as Document No. 2010 543; and

(ii) the Forty-First Supplemental Indenture dated as of December 18, 2008 (the "41st Supplemental Indenture"), as the same was recorded on December 30, 2008, in the Office of the Recorder for Howard County, Iowa, at Book 2008, Page 1376, as Document No. 2008 1376; and

(iii) Schedule B annexed to the 41st Supplemental Indenture as so recorded, which Schedule B comprises true, correct and complete copies of the 1941 Mortgage and each of the Prior Supplemental Indentures, excepting only the 41st Supplemental Indenture.

Section 4.10.   For purposes of Section 460.6q of the Michigan Compiled Laws, Rule 460.302(e) of the Michigan Administrative Code, and the orders, agreements and other proceedings of the Michigan Public Service Commission relating thereto, as any of the foregoing may be amended or renumbered from time to time, the Company hereby represents and warrants: All of the property made or to be made subject to the lien and security interest of the Indenture, and described as such in this Supplemental Indenture, has been or will be made subject to such lien and security interest for the purpose of facilitating, directly or indirectly, financing of utility operations, and/or for the purpose of facilitating, directly or indirectly, the provision of utility service.

ARTICLE V.

MISCELLANEOUS

SECTION 5.01.   The recitals of fact herein and in the bonds hereby created contained (except the Trustee's Certificate) shall be taken as statements of the Company and shall not be construed as made or warranted by the Trustee. The Trustee makes no representations as to the validity of this Supplemental Indenture or of the bonds issued under the Indenture by virtue hereof. Except as herein otherwise provided, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture other than as set forth in the Indenture; and this Supplemental Indenture is executed and accepted on behalf of the Trustee, subject to all the terms and conditions set forth in the Indenture, as fully to all intents as if the same were herein set forth at length.

SECTION 5.02.   This Supplemental Indenture shall be construed in connection with and as a part of the Indenture.

SECTION 5.03.   (a) Whenever in this Supplemental Indenture either of the parties hereto is named or referred to, such reference shall be deemed to include the successors or assigns of such party, and all the covenants and agreements in this Supplemental Indenture contained by or on behalf of the Company or by or on behalf of the Trustee shall bind and inure to the benefit of the respective successors and assigns of such parties, whether so expressed or not.

(b)   The table of contents and the descriptive headings of the several Articles of this Supplemental Indenture were formulated, used and inserted in this Supplemental Indenture for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

SECTION 5.04.   (a) If any provision of this Supplemental Indenture limits, qualifies, or conflicts with another provision of this Supplemental Indenture or of the Indenture required or deemed to be included in indentures qualified under the Trust Indenture Act of 1939

(as enacted prior to the date of this Supplemental Indenture) by any of Sections 310 to 317, inclusive, of the said Act, such required provisions shall control.

(b) In case any one or more of the provisions contained in this Supplemental Indenture or in the bonds, issued hereunder and under the Indenture should be invalid, illegal, or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected, impaired, prejudiced or disturbed thereby.

SECTION 5.05. This Supplemental Indenture may be executed in several counterparts, and all said counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

SECTION 5.06. This Supplemental Indenture shall be effective and binding from and after the time of actual execution and delivery thereof, notwithstanding the fact that such execution and delivery may occur prior or subsequent to December 1, 2012.

IN WITNESS WHEREOF, the party of the first part has caused its corporate name and seal to be hereunto affixed and this Supplemental Indenture to be signed by its President or Vice President, and attested by its Secretary or an Assistant Secretary, for and on its behalf, and the party of the second part has caused its corporate name to be hereunto affixed, and this Supplemental Indenture to be signed by its Vice President for and on its behalf, all done as of the first day of December, 2012.

WISCONSIN PUBLIC SERVICE CORPORATION,

By: /s/ Charles A. Cloninger
    Charles A. Cloninger
    President

(SEAL)

Attest:

/s/ Dane E. Allen
Dane E. Allen
Assistant Secretary

Executed by Wisconsin Public Service
Corporation, in presence of:

/s/ Janet K. McKee
Janet K. McKee

/s/ Tchapo Napoe
Tchapo Napoe

U.S. Bank National Association,
  As Trustee,

By: /s/ Peter M. Brennan
    Peter M. Brennan
    Vice President

Executed by U.S. Bank National Association
in presence of:

/s/ Janet K. McKee
Janet K. McKee

/s/ Tchapo Napoe
Tchapo Napoe

STATE OF WISCONSIN   }
                               } ss.
BROWN COUNTY   }

        Personally came before me this 26th day of November, A.D. 2012, Charles A. Cloninger, to me known to be the President, and Dane E. Allen, to me known to be the Assistant Secretary of the above-named WISCONSIN PUBLIC SERVICE CORPORATION, the corporation described in and which executed the foregoing instrument, and to me known to be the persons who as such officers executed the foregoing instrument in the name and behalf of said corporation, and acknowledged the same, and acknowledged that the seal affixed to said instrument is the corporate seal of said corporation, and that they signed, sealed and delivered said instrument in the name and behalf of said corporation by authority of its Board of Directors and said Charles A. Cloninger and Dane E. Allen then and there acknowledged said instrument to be the free act and deed of said corporation by each of them voluntarily executed.

        Given under my hand and notarial seal this 26th day of November, A.D. 2012.

                             /s/ Kim M. Michiels
                             Kim M. Michiels
                             Notary Public, State of Wisconsin
                             My commission expires: January 31, 2016

(NOTARIAL SEAL)

STATE OF WISCONSIN   }

                                  } ss.

BROWN COUNTY   }

        Personally came before me this 26th day of November, A.D. 2012, Peter M. Brennan, to me known to be a Vice President of the above-named U.S. BANK NATIONAL ASSOCIATION, the corporation described in and which executed the foregoing instrument, and to me known to be the person who as such officer executed the foregoing instrument in the name and behalf of said corporation, and acknowledged the same, and that he signed and delivered said instrument in the name and behalf of said corporation by authority of its Board of Directors and said Peter M. Brennan then and there acknowledged said instrument to be the free act and deed of said corporation by him voluntarily executed.

        Given under my hand and notarial seal this 26th day of November, A.D. 2012.

                                  /s/ Kim M. Michiels
                                  Kim M. Michiels
                                  Notary Public, State of Wisconsin
                                  My commission expires: January 31, 2016

(NOTARIAL SEAL)

This instrument was drafted by Attorney Larry J. Bonney of the law firm of Foley & Lardner LLP, Milwaukee, Wisconsin.

SCHEDULE A

The property referred to in Article II of the foregoing 43rd Supplemental Indenture by and between Wisconsin Public Service Corporation and U.S. Bank National Association (successor to Firstar Bank, National Association, successor to Firstar Trust Company, formerly known as First Wisconsin Trust Company), Trustee, is that herein specifically described and enumerated or referred to in this Schedule A.

STATE OF WISCONSIN

Brown County:

Project 0150010020

Lot Thirteen (13), Block Four (4), except the North 2 feet thereof, according to the recorded Pamperin Plat, in the Village of Howard, Brown County, Wisconsin.

Tax Parcel Number: VH-747-39

Lincoln County:

All right, title, and interest of Wisconsin Public Service Corporation, in, to, and under the following:

Easement dated February 11, 2010, by City of Tomahawk, as Grantor, to Wisconsin Public Service Corporation, as Grantee, recorded with the Register of Deeds for Lincoln County, Wisconsin, on February 23, 2010, as Document No. 480552, and affecting all that part of the aforesaid Grantor's property lying 40.00 (forty) feet on each side of the following described reference line, in the Southwest one-quarter of the Northeast one-quarter (SW¼-NE¼) of Section 10, Township 34 North, Range 06 East, Town of Bradley, Lincoln County, Wisconsin:

Commencing at the North ¼ corner of said Section 10; thence S20°12′07″E, 2175.90 feet to a point at the intersection of the centerline of the existing private road known as Dean Road and the westerly right-of-way line of the Tomahawk Railway; thence S48°44′09″W, 351.37 feet; thence S50°38′56″W, 153.00 feet to the POINT OF BEGINNING of herein described reference line; thence S50°38′56″W, 271.00 feet to the POINT OF TERMINATION of herein described reference line; thence S50°34′07″W, 186.21 feet to a 3.5 inch pipe marking the center of said Section 10.

*   *   *

All right, title, and interest of Wisconsin Public Service Corporation, in, to, and under the following:

Easement dated October 29, 2010, by Jeffrey P. Dean and Jean R. Jarvis f/k/a Jean R. Dean, as Grantor, to Wisconsin Public Service Corporation, as Grantee, recorded with the Register of Deeds for Lincoln County, Wisconsin, on November 5, 2010, as Document No. 485216, and affecting all that part of the aforesaid Grantor's property lying 40.00 (forty) feet on each side of

the following described reference line, in the Southwest one-quarter of the Northeast one-quarter (SW¼-NE¼) of Section 10, Township 34 North, Range 06 East, Town of Bradley, Lincoln County, Wisconsin:

Commencing at the North ¼ corner of said Section 10; thence S20°12′07″E, 2175.90 feet to a point at the intersection of the centerline of the existing private road known as Dean Road and the westerly right-of-way line of the Tomahawk Railway; thence S48°44′09″W, 351.37 feet; thence S50°38′56″W, 153.00 feet to the POINT OF BEGINNING of herein described reference line; thence S50°38′56″W, 271.00 feet to the POINT OF TERMINATION of herein described reference line; thence S50°34′07″W, 186.21 feet to a 3.5 inch pipe marking the center of said Section 10.

*   *   *

All right, title, and interest of Wisconsin Public Service Corporation, in, to, and under the following:

Easement dated November 1, 2010, by Alan J. Dean and Mary Lou Dean, as Grantor, to Wisconsin Public Service Corporation, as Grantee, recorded with the Register of Deeds for Lincoln County, Wisconsin, on November 5, 2010, as Document No. 485217, and affecting all that part of the aforesaid Grantor's property lying 40.00 (forty) feet on each side of the following described reference line, in the Southwest one-quarter of the Northeast one-quarter (SW¼-NE¼) of Section 10, Township 34 North, Range 06 East, Town of Bradley, Lincoln County, Wisconsin:

Commencing at the North ¼ corner of said Section 10; thence S20°12′07″E, 2175.90 feet to a point at the intersection of the centerline of the existing private road known as Dean Road and the westerly right-of-way line of the Tomahawk Railway; thence S48°44′09″W, 351.37 feet; thence S50°38′56″W, 153.00 feet to the POINT OF BEGINNING of herein described reference line; thence S50°38′56″W, 271.00 feet to the POINT OF TERMINATION of herein described reference line; thence S50°34′07″W, 186.21 feet to a 3.5 inch pipe marking the center of said Section 10.

*   *   *

All right, title, and interest of Wisconsin Public Service Corporation, in, to, and under the following:

Easement Agreement dated August 23, 2012, by Carl F. Theiler and Barbara Theiler, husband and wife, as Grantor, to Wisconsin Public Service Corporation, as Grantee, recorded with the Register of Deeds for Lincoln County, Wisconsin, on September 12, 2012, as Document No. 497347, and affecting the property depicted and/or described on Schedule A-1 attached hereto and hereby made a part hereof.

Manitowoc County:

Project 0150010022

A parcel in the East Half of the Southwest Quarter (E ½ of SW ¼), Section Twenty-seven (27), Township Nineteen (19) North, Range Twenty-three (23) East, Town of Manitowoc Rapids, Manitowoc County, Wisconsin, described as follows:

Commencing on the East to West quarter section line of Section 27, Township 19 North, Range 23 East, 526 feet West of the center of said Section 27; thence South 00 deg. 21 min. 1492.38 feet to the center of the public highway called Middle Road; thence South 84 deg. 11 min. 264 feet along the center of Middle Road; thence North 00 deg. 12 min. 1515.79 feet to the East-West quarter line of Section 27; thence North 89 deg. 15 min. 262.28 feet to the place of beginning. EXCEPTING THEREFROM the Soo Line Railway right-of-way. FURTHER EXCEPTING THEREFROM that part described in Volume 1944 Records, Page 722.

But excluding therefrom that part of the above-described parcel lying North of the Railroad Tracks, which part was conveyed by Warranty Deed dated March 9, 2011, by Wisconsin Public Service Corporation, as Grantor, to The Gerald C. and Caroline A. Fischer Living Trust Dated February 14, 2003, as Grantee, and recorded on March 14, 2011, with the Register of Deeds for Manitowoc County, Wisconsin, as Document No. 1096781; but not excluding therefrom any easements or other rights expressly reserved unto Wisconsin Public Service Corporation in said Warranty Deed.

Tax Parcel Number: 10-027-012-002.00 & 10-027-009-002.00

Marinette County:

Part of the Southwest Quarter of the Northeast Quarter (SW ¼ of NE ¼) of Section Ten (10), Township Thirty (30) North, Range Twenty-three (23) East, Town of Peshtigo, Marinette County, Wisconsin described as follows:

Beginning at the Southeast corner of the SW ¼ of NE ¼ of Section 10, Township 30 North, Range 23 East; thence Northerly along the East line of said SW ¼ of NE ¼, a distance of 660 feet; thence Westerly parallel with the South line of said SW ¼ of NE ¼, a distance of 660 feet; thence Southerly parallel with the East line of said SW ¼ of NE ¼, 660 feet to the South line of said SW ¼ of NE ¼; thence Easterly along the South line of said SW ¼ of NE ¼, 660 feet to the point of beginning; EXCEPTING THEREFROM those parts, if any, used for public highway purposes.

AND;

The Southwest Quarter of the Northeast Quarter (SW ¼ of NE ¼) of Section Ten (10), Township Thirty (30) North, Range Twenty-three (23) East, Town of Peshtigo, Marinette County, Wisconsin; EXCEPTING THEREFROM the South 660 feet of the East 660 feet thereof; FURTHER EXCEPTING THEREFROM that part, if any, used for public highway purposes.

Tax Parcel Number: 024-00935.000 & 024-00934.000

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STATE OF MICHIGAN

<u>Menominee County</u>:

<u>Project 0150011013</u>

All that part of the former Chicago, Milwaukee, St. Paul and Pacific Railroad Company's 15 foot wide right of way lying adjacent to the following parcel: Lot One (1) of Block Six (6) according to the recorded Plat of Stephenson's Complete Addition to the City of Menominee, Menominee County, Michigan.

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STATE OF IOWA

<u>Howard County</u>:

All right, title, and interest of Wisconsin Public Service Corporation, in, to, and under the following:

Easement dated October 26, 2010, by Mark A. Koenigs, as Grantor, to Wisconsin Public Service Corporation, as Grantee, recorded with the Recorder for Howard County, Iowa, on April 15, 2011, at Book 2011, Page 471, as Document 2011 471, and affecting the following described property:

   Part of Lot One (1) in the Northeast Quarter of the Southwest Quarter (NE ¼ of SW ¼) and part of Lot One (1) in the Southeast Quarter of the Southwest Quarter (SE ¼ of SW ¼), Section Nine (9), Township Ninety-nine (99) North, Range Fourteen (14) West of the Fifth Principal Meridian, Howard County, Iowa, described as follows:

   Beginning at the Northeast corner of the SW ¼ of said Section 9, Township 99 North, Range 14 West; thence South 00 deg. 08 min. 31 sec. West, 1479.29 feet along the East line of the SW ¼ of said Section 9; thence North 89 deg. 51 min. 29 sec. West, 40.00 feet; thence North 00 deg. 08 min. 31 sec. East, 1479.16 feet along a line parallel to and 40.00 feet West of the East line of the SW ¼ of said Section 9 to the North line of the SW ¼ of said Section 9; thence North 89 deg. 57 min. 21 sec. East, 40.00 feet along the North line of the SW ¼ of said Section 9 to the point of beginning.

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Part of the East One Half of the Northeast One Quarter of the Northeast One Quarter of the Northwest One Quarter (E1/2-NE-NE-NW) of Section 26, Township 35 N, Range 05 East, Town of Wilson, Lincoln County, Wisconsin

Exhibit A

Parcel #: 032-3505-262-9999

Wisconsin Public Service

0 50 100 200 Feet

Date: 4/2/2012

23

26 NW

NE

Legend
- Project Boundary
- Easement Area